SIDLEY AUSTIN BROWN & WOOD LLP

CHICAGO
DALLAS
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WASHINGTON, D.C.

787 SEVENTH AVENUE
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TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

BEIJING
GENEVA
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM

02055399

October 24, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

1. 2001 Annual Report;

2. Press Releases, dated February 27, 2002, April 18, 2002 and July 26, 2002, reporting, respectively, financial results for the fourth quarter and year-end 2001, first quarter 2002 and second quarter 2002;

3. Certain financial information for the quarters ended December 31, 2001 and 2000, March 31, 2002 and 2001 and June 30, 2002 and 2001, each together with a Statement from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores* and translated into English by the Issuer;

4. Press Release, dated January 23, 2001, reporting sale of industrial lots to Flex N' Gates;

5. Press Release, dated February 6, 2001, reporting completion and delivery of build-to-suit development to Esselte Corporation;

6. Press Release, dated June 13, 2001, announcing sale of Plaza Cuernavaca to private investors;

7. Press Release, dated April 8, 2002, announcing formation of strategic alliance with AMB Property Corporation;

dlw 10/29

8. Press Release, dated July 9, 2002, announcing development of distribution center for Procter & Gamble in Mexico; and

9. Press Release, dated October 17, 2002, announcing debt refinancing.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,

Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald



For Immediate Release

Investor Relations Contacts:

Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 555-081-0809

Jeremiah O'Connor
joconnor@accion.com.mx
Tel: (52) 5081-0864

Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406-3693

Maria Barona
mbarona@i-advize.com
Tel: (212) 406-3691

BMV: GACCIONB
OTC: GACCIB

www.gaccion.com.mx

G.ACCION

Mexico City, February 27, 2002

G.Acción Announces Fourth Quarter and Year-End 2001 Results

G.Acción S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, which invests in, leases and manages high-quality industrial properties and corporate offices for multinational companies, announced today its results of operations for the fourth quarter and year ended December 31, 2001. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of December 31, 2001, unless specified otherwise. Due to rounding, some figures and percentages may differ.

Highlights

- **Leasing revenues** increased 19.6% for the fourth quarter to Ps. 106.5 million.
- **EBITDA** increased 20.0% for the year ended December 31, 2001 and 17.5% for the fourth quarter when compared to the same periods in 2000.
- **SG&A** decreased **13.5%** during the year when compared to the same period in 2000.
- **Net interest coverage ratio** increased 32.9% to **1.86x** for the year.
- G.Acción's **total leasable portfolio of properties** increased **45%** reaching **5.6 million sq.ft.** compared to the area reported for the year ended December 31, 2000.
- **99%** occupancy rate for the period.

CONFERENCE CALL
Tuesday, March 5, 2002
11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (800) 946-0785 from the U.S.
Tel: (719) 457-2661 from outside the U.S.

Access Code: G.Accion

Speakers
Luis Gutierrez (President and CEO)
Hector Ibarzabal (Chief Financial Officer)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

FOURTH QUARTER RESULTS

REVENUES

Revenue from leasing activities reached Ps. 106.5 million during the fourth quarter of 2001. This result reflects: i) the 32% increase in the Company's property portfolio, ii) the 99% occupancy rate achieved during the period and iii) the additional lease revenues from the industrial properties acquired during the period.

Revenue from sales of developed properties reached Ps. 11.9 million derived fom the non-recurring sale of commercial space in Centro Insurgentes and Centro Molina as well as residential land in Tlalpan, Mexico City. These transactions were done in accordance with the Company's corporate strategy of divesting properties with peso-denominated revenues, while strengthening its dollar-denominated revenues.

For the fourth quarter ended December 31, 2001, ***revenue from services to third parties*** reached Ps. 28.3 million, a 24.0% increase compared to the same period of 2000.

As a result of the above-mentioned events, the Company's ***total operating revenue*** reached Ps. 146.7 million.

GROSS INCOME

Gross income for the fourth quarter of 2001 reached Ps. 115.2 million.

ADMINISTRATIVE EXPENSES

Administrative expenses[1] were Ps. 13.4 million.

EBITDA

As a result of the above, EBITDA for the fourth quarter of 2001 reached Ps. 101.7 million a 17.5% increase when compared to the Ps. 86.6 million reported during the fourth quarter of 2000.

DEPRECIATION AND AMORTIZATION

Depreciation decreased 29.9% to Ps. 19.5 million compared to Ps. 27.8 million reported during the fourth quarter of 2000.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 3.0 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 62.4 million, while net interest expenses decreased to Ps. 49.6 million. These results reflect the recent peso fluctuation, which resulted in a Ps. 91.0 million exchange gain and a 3.0% decrease in interest expenses.

NET INCOME

As a result of the above, G.Accion reported net income of Ps. 130.5 million.

PER SHARE INFORMATION

Shares: 128,040,698[2]
EBITDA per share: Ps. 0.79
EPS: Ps. 1.02

[1] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.
[2] Shares outstanding issued and paid.

TWELVE MONTHS RESULTS

REVENUE

Revenue from leasing activities increased 6.3% to Ps. 353.1 million, when compared to Ps. 332.3 million reported during the year ended December 31, 2000. This increase was due to the high occupancy as well as the acquisition of industrial properties, partially offset by the sale of the *Plaza Opción Río Magdalena* and the *Plaza Cuernavaca* shopping malls.

Revenue from sales of developed properties reached Ps. 218.2 million. This result reflects the non-recurrent sale of *Plaza Opción Río Magdalena* and *Plaza Cuernavaca* shopping malls and the non-strategic residential land located in Tlalpan, Mexico City.

Revenue derived from services to third parties increased 82.9% from Ps. 70.0 million reported during the year ended December 31, 2000 to Ps. 127.9 million during the same period of 2001. This increase was due to 3 break-up fees from 3 properties that added Ps. 47.5 million, in addition these spaces were re-leased at the same time.

Total operating revenues reached Ps. 699.3 million, a 43.7% increase when compared to the period ended December 31, 2000.

GROSS INCOME

For the year 2001, gross income increased 14.4% to Ps. 407.5 million from Ps. 356.0 million reported for the same period of 2000. This reflects a larger property portfolio and the increase in leasing revenues.

ADMINISTRATIVE EXPENSES

Administrative expenses year ended December 31, 2001 decreased 13.5% to Ps. 51.7 million from Ps. 59.8 million recorded during the same period of 2000.

EBITDA

As a result of the above, for the year ended December 31, 2001, EBITDA increased 20.0%, to Ps. 355.4 million, from Ps. 296.2 million reported during the same period of the previous year.

DEPRECIATION AND AMORTIZATION

Depreciation reached Ps. 81.0 million, up 6.8% when compared to Ps. 75.8 million reported during the same period of 2000. This increase reflects the depreciation of the properties acquired during the period.

Amortization expenses, which reflect the expenses of office leasing commissions paid to third parties over the life of the lease, decreased 9.4% to Ps. 15.0 million, from Ps. 16.6 million reported for the same period of 2000.

COMPREHENSIVE COSTS OF FINANCING

For the year 2001, the Company's comprehensive cost of financing was Ps. 6.4 million, compared to Ps. (101.1) million recorded during 2000. This reflects the fluctuation of the peso during the period, which resulted in a Ps. 124.6 million exchange gain.

NET INCOME (LOSS)

As a result of the combination of the aforementioned events, the Company's net income reached Ps. 212.9 million for the year ended on December 31, 2001.

PER SHARE INFORMATION

Shares: 128,040,698[3]
EBITDA per share: Ps. $2.78
EPS: Ps. $1.66

[3] Shares outstanding issued and paid.

RECENT EVENTS

CORPORATE EVENTS:

- On March 2001 G. Acción sold of the *Plaza Opción Río Magdalena* shopping mall to Grupo Sanborns S.A. de C.V. This transaction is in-line with the Company's announcement and strategy to sell the shopping centers. This property, whose short-term leases generated peso-denominated revenues, had a peso-denominated debt that was 100% paid-off by G.Acción.
- On June 13, 2001, G.Acción sold the *Plaza Cuernavaca* shopping center property located in Cuernavaca, Morelos, in accordance with the Company's corporate strategy.
- On June 8, 2001, the Company sold 7,750 sq.ft. in residential land located in **Tlalpan**, Mexico City. This property was part of the Company's **non-strategic assets.**

OFFICE PORTFOLIO:

- In the Corporativo Santa Fe II G.Accion leased 11,829 sq.ft. to **Vastera**, who provides fully-integrated solutions for global trade management. It focuses on country-specific trade regulations and compliance issues, and has a portfolio of the most complete, technologically-advanced solutions.
- On July 2, 2001, G.Accion acquired a 205,000 sq. ft. office building located in Monterrey, Nuevo Leon, leased to ***Citibank México - Grupo Financiero Citibank***, under a triple net lease agreement for a period of 9 years and 9 months.

INDUSTRIAL PORTFOLIO:

During the twelve months of 2001, G.Acción successfully entered the Monterrey, Matamoros and Saltillo Real Estate Markets and reinforced its position in the Reynosa and Ciudad Juarez markets with the acquisition of industrial facilities as follows:

CIUDAD JUAREZ, CHIHUAHUA

- The Company acquired a 31,131 sq.ft. property located in Ciudad Juárez, Chihuahua leased to two tenants.

MONTERREY, NUEVO LEON

- G.Accion acquired 3 buildings in Monterrey: a 61,000 sq.ft. industrial building, a 40,900 sq.ft. industrial property, and an 87,500 sq.ft. property.

SALTILLO, COAHUILA

- G.Acción entered this market with the acquisition of a 112,173 sq.ft. property.

MATAMOROS, TAMAULIPAS

- The Company acquired three industrial properties with areas of 15,000 sq.ft., 15,072 sq.ft. and 76,280 square feet.

REYNOSA, TAMAULIPAS

- G.Acción acquired 5 buildings in Reynosa: a 25,705 sq.ft. property, a 34,000 sq.ft. industrial building, a 150,000 sq.ft. property, a 112,000 sq.ft. property, and a 21,875 sq.ft. property. Additionally, the Company constructed a 52,000 sq.ft. build–to-suit property.

TIJUANA, BAJA CALIFORNIA

- Additionally and as previously announced, G.Accion delivered the remaining two out of four build-to-suit facilities located in Tijuana, Baja California to **Mytek International Inc**, a subsidiary of Merry Tech International, Inc., with areas of 72,000 sq.ft. and 73,000 sq.ft.

PROPERTY PORTFOLIO

As of December 31, 2001, the Company's total portfolio of properties increased 44.5% to 5.6 million sq.ft. from 3.9 million sq.ft. reported on December 31, 2000. This growth was due to the effects of the acquisitions of industrial properties and build-to suit developments in Ciudad Juárez, Matamoros, Monterrey, Reynosa, Saltillo, Tijuana and Mexico City, which was partially offset by the sale of *Plaza Cuernavaca* and *Plaza Opción Río Magdalena*.

The following table provides summary data of the Company's properties as of January 2002.

TABLE 1 - PROPERTY SUMMARY

Project	m^2	sq. ft.	Potential Revenues*	Occupancy Level	Current Revenues*	G.Accion Owns
OFFICE	**89,876**	***967,066***	**23,414,000**	**99%**	**23,012,000**	**100%**
INDUSTRIAL	**389,429**	***4,191,775***	**24,208,000**	**100%**	**24,208,000**	**100%**
OTHER						
Centro Insurgentes	39,095	*420,815*	6,122,000	100%	6,122,000	20%
Laplaza Oriente	848	*9,128*	164,808	100%	164,808	100%
Pabellón Altavista**	3,373	*36,307*	963,497	100%	963,497	100%
Parque Opción (1st Phase)	1,747,000	18,804,533	-		-	100%
Santa Fe V	20,115	*216,516*	-		-	100%

* Amounts in U.S. dollars on annual basis. (Exchange rate as of December 31, 2001, US$ 1.00 = Ps. 9.26).
**Includes parking revenues.

TABLE 2 - SUMMARY AS OF 4Q01*

	4Q01	4Q00	Change %
Total Occupancy Rate	99%	99%	0.0%
Total Property Portfolio	5,625,440	3,892,388	44.5%

* Includes Centro Insurgentes

TABLE 3 - WEIGHTED AVERAGE LEASE TERM

	DEC-31-2001
Office Portfolio	5.0 years
Industrial Portfolio	6.5 years
Total Property Portfolio	5.9 years

OCCUPANCY RATE

The following table shows the Company's portfolio, available area and occupancy rates as of December 31, 2001, compared to those reported on December 31, 2000.

TABLE 4 - OCCUPANCY RATE

Property	Size		As of 12-31-01	As of 12-31-00	%
OFFICE SPACE	m^2	sq.ft.			
Subtotal	**128,972**	***1,388,242***	**99%**	**98%**	**1%**
INDUSTRIAL SPACE	m^2	Sq.ft.			
Subtotal	**389,429**	***4,191,775***	**100%**	**100%**	**0%**
RETAIL SPACE	m^2	sq.ft.			
Subtotal	4,220	*45,424*	**100%**	**100%**	**0%**
Total	**522,621**	***5,625,440***	**99%**	**99%**	**0%**

PROPERTY DEBT SUMMARY AS OF DECEMBER 31, 2001

The Company's long-term debt increased by 28.3% Y-o-Y, reflecting the cancellation of the *Plaza Opción Río Magdalena* loan and the financing required to implement G.Acción's growth strategy. G.Acción's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the fourth quarter of 2001, the coverage ratio increased 36.6% from 1.5x to 2.0x, and for the year 2001 t increased 32.9% from 1.4x to 1.9x, reflecting the Company's ability to meet its obligations. As of December 31, 2001, the weighted average cost of the debt was 7.9%.

Table 5 - Debt **Figures in U.S. dollars as of December 31, 2001**

Institution	Currency	Principal
GE Capital	US $	225,249,144
Inverlat	US $	4,493,808
Bancomer	Mx. Ps.	22,808,925
Total Debt (US$)		**233,735,531**

STATEMENT FROM THE PRESIDENT

Luis Gutiérrez Guajardo, President and CEO of G.Acción, stated "I am proud to announce the Company's fourth quarter and 12 months results. The record figures we are reporting this period reflect our solid corporate strategy and our growth in 2001.

During the year, we entered three new markets by acquiring 14 properties totaling 1.7 million sq.ft. an annual increase of 44.5%. In the third quarter we announced the acquisition of a corporate office building located in Monterrey, Nuevo León, leased to *Grupo Financiero Citibank*. This transaction reinforces G.Acción's position as a leading provider of real estate solutions in Mexico for premier multinational clients and confirms our company's entrance to the Monterrey market . Furthermore we entered several new industrial markets. In Saltillo, Coahuila and Matamoros, Tamaulipas the Company acquired industrial facilities leased to subsidiaries of Bundy, Fresenius, IEC and Lucent.

When compared to audited results of 2000, lease revenues, the Company's core business, increased 6.3%, while SG&A costs decreased 13.5% as a result of the cost reduction plan implemented in 2000. EBITDA increased 20.0% reaching Ps. 355.4 million or Ps. 2.78 per share, and the net interest coverage ratio, which reflects the Company's ability to meet its financial obligations, reached 1.86x, an increase of 32.9%.

Our results reflect the benefits derived from our corporate strategy and G.Acción's mission, which is to satisfy the needs of premiere multinational companies by offering high-quality, customized real estate solutions, therefore increasing shareholder value."

ABOUT THE COMPANY

G.Acción is Mexico's leading real estate company with an extensive portfolio of office and industrial properties, leased in dollar-denominated contracts. The Company expects to significantly expand its property portfolio, mainly by adding to its portfolio of industrial properties.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.

INCOME STATEMENT

For the Fourth Quarter and Twelve Months ended December 31, 2001

	Fourth Quarter			Twelve Months		
	*Dec/31/01 US$ Thousands **	**Dec/31/01 Ps. Thousands**	Dec/31/00 Ps. Thousands	*Dec/31/01 US$ Thousands**	**Dec/31/01 Ps. Thousands**	Dec/31/00 Ps. Thousands
Revenues						
Leasing revenues	*11,503*	**106,514**	89,059	*37,040*	**353,141**	332,327
Sale of developed property	*1,285*	**11,899**	3,846	*22,330*	**218,245**	84,352
Services to third parties	*3,060*	**28,333**	22,851	*13,300*	**127,922**	69,959
Total Revenues	*15,487*	**146,746**	115,757	*72,671*	**699,309**	486,637
Costs						
Leasing						
Real estate tax	*978*	**9,058**	9,180	*4,276*	**40,895**	44,085
Maintenance	*251*	**2,328**	60	*699*	**6,650**	3,186
Other	*74*	**686**	2,346	*339*	**3,267**	4,663
Subtotal Leasing	*1,304*	**12,072**	11,585	*5,314*	**50,812**	51,993
Developed property	*1,509*	**13,976**	(3,360)	*20,028*	**194,783**	53,460
Services to third parties	*589*	**5,455**	13,685	*4,682*	**46,254**	25,209
Total costs	*3,402*	**31,503**	21,910	*30,024*	**291,849**	130,602
Gross Income	*12,445*	**115,244**	93,846	*42,646*	**407,460**	356,037
Administrative expenses	*1,444*	**13,369**	7,275	*5,426*	**51,718**	59,797
Selling expenses	*15*	**138**	(35)	*38*	**360**	1
EBITDA	***10,987***	**101,737**	**86,607**	***37,182***	**355,382**	**296,238**
Depreciation	*2,104*	**19,479**	27,799	*8,483*	**80,955**	75,794
Amortization of initial direct leasing costs	*323*	**2,994**	5,734	*1,574*	**15,025**	16,591
Operating (loss) income	*8,560*	**79,264**	53,074	*27,124*	**259,402**	203,853
Comprehensive costs of financing						
Interest income	*(750)*	**(6,949)**	(2,625)	*(1,423)*	**(13,435)**	(8,249)
Interest expense	*6,112*	**56,593**	58,081	*21,414*	**204,418**	205,939
Exchange loss. Net	*(9,823)*	**(90,965)**	43,865	*(13,513)*	**(124,572)**	28,294
Gain on monetary position	*(2,281)*	**(21,121)**	(51,643)	*(7,627)*	**(72,804)**	(124,891)
	(6,743)	**(62,443)**	47,679	*(1,149)*	**(6,393)**	101,093
Other net income	*52*	**484**	2,315	*476*	**4,574**	3,764
Income (loss) before provisions for taxes and equity in results of affiliated companies	*15,355*	**142,191**	7,711	*28,749*	**270,370**	106,525
Provisions for:						
Income taxes	*1,393*	**12,902**	3,988	*2,866*	**27,060**	12,402
Asset tax	*36*	**335**	3,216	*1,830*	**17,539**	16,408
	1,429	**13,236**	7,204	*4,697*	**44,599**	28,810
Income (loss) before equity in results of affiliates co.	*13,926*	**128,955**	507	*24,052*	**225,771**	77,714
Equity in income (loss) from affiliated companies	*821*	**7,603**	3,513	*202*	**1,732**	7,397
Net (loss) income	*14,747*	**136,558**	4,020	*24,254*	**227,503**	85,111
Net (loss) income applicable to minority stockholders	*(653)*	**(6,045)**	(3,548)	*(1,574)*	**(14,564)**	(11,219)
Net (loss) income	*14,094*	**130,513**	472	*22,707*	**212,939**	73,893

*Exchange as of 12/31/01 US$ 1.00 = Ps. 9.26

BALANCE SHEET

As of December 31, 2001

	Ended December 31		3Q01
	*2001 (US$ Thousands)**	2001 (Ps. Thousands)	(Ps. Thousands)
Current			
Cash and cash equivalents	16,855	**154,346**	192,778
Account receivable, net	16,138	**147,783**	125,553
Receivables from related parties	592	**5,419**	116
Construction inventories	154	**1,413**	0
Prepaid expenses	6,247	**57,203**	70,001
Total Current Assets	39,985	**366,164**	**388,448**
Investment in shares of affiliated companies	2,787	**25,524**	17,767
Trusts	2,193	**20,082**	19,892
Property held for lease, net	421,250	**3,857,594**	3,315,573
Building and equipment, net	6,978	**63,900**	51,882
Other assets	12,558	**115,004**	117,912
Pre-paid income tax	2,982	**27,310**	59,309
Total Assets	488,734	**4,475,578**	3,970,783
Liabilities and Stockholders' Equity			
Bank loans and current portion of Long term debt	12,840	**117,582**	100,200
Other accounts payable and accrued liabilities	5,140	**47,073**	64,307
Affiliates	7,634	**69,904**	34,801
Guaranty Deposits	2,476	**22,672**	27,335
Income tax payable	778	**7,121**	1,541
Deferred tax payable	0	**0**	0
Acquisition liabilities	0	**0**	0
Total Current Liabilities	28,867	**264,352**	**228,184**
Long-term debt	232,564	**2,129,707**	1,791,038
Security deposits	50,280	**460,435**	466,024
Acquisition Liabilities	0	**0**	0
Total Liabilities	311,711	**2,854,494**	**2,485,246**
Common stock	6,241	**57,154**	57,154
Restatement	14,410	**131,964**	131,708
Additional paid-in capital	99,612	**912,201**	910,635
Convertible Options	2,022	**18,520**	19,344
Income (Loss) of period	23,246	**212,877**	82,364
Accumulated losses	(47,573)	**(435,652)**	(434,738)
Cumulative restatement effect	67,458	**617,744**	616,683
Cumulative deferred income tax	6,572	**60,184**	60,081
Minority Interest	5,033	**46,092**	42,373
Total Stockholders' Equity	177,023	**1,621,084**	**1,485,536**
Total Liabilities and Stockholders' Equity	488,734	**4,475,578**	**3,970,783**

*Exchange rate as of 12/31/01 US$1 = Ps. 9.26

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** Quarter: **4** Year: **2001**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,526,541**	100	**3,693,414**	100
2	**CURRENT ASSETS**	**408,272**	**9**	**503,735**	**14**
3	CASH AND SHORT-TERM INVESTMENTS	168,565	4	155,195	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	12,028	0	12,471	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	151,699	3	88,456	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	75,980	2	247,613	7
8	**LONG-TERM**	**25,523**	**1**	**27,896**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	25,523	1	27,896	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,977,742**	**88**	**3,021,726**	**82**
13	PROPERTY	3,980,359	88	2,906,519	79
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	110,349	2	44,648	1
16	ACCUMULATED DEPRECIATION	228,681	5	157,815	4
17	CONSTRUCTION IN PROGRESS	115,715	3	228,374	6
18	**DEFERRED ASSETS (NET)**	**115,004**	**3**	**140,057**	**4**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,926,611**	100	**2,311,329**	
21	**CURRENT LIABILITIES**	**238,721**	**8**	**342,011**	**15**
22	SUPPLIERS	17,149	1	17,888	1
23	BANK LOANS	99,002	3	222,359	10
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	2,754	0	5,632	0
26	OTHER CURRENT LIABILITIES	119,816	4	96,132	4
27	**LONG-TERM LIABILITIES**	**2,607,090**	**89**	**1,939,975**	**84**
28	BANK LOANS	2,127,000	73	1,664,969	72
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	480,090	16	275,006	12
31	**DEFERRED LOANS**	**80,800**	**3**	**29,343**	**1**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,599,930**		100 **1,382,085**	
34	**MINORITY INTEREST**	**46,091**	**3**	**33,310**	**2**
35	**MAJORITY INTEREST**	**1,553,839**	**97**	**1,348,775**	**98**
36	**CONTRIBUTED**	**1,120,049**	**70**	**1,121,992**	**81**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,154	4	57,154	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	132,000	8	132,000	10
39	PREMIUM ON SALES OF SHARES	912,375	57	912,376	66
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	18,520	1	20,462	1
41	**CAPITAL INCREASE (DECREASE)**	**433,790**	**27**	**226,783**	**16**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(433,632)	(27)	(508,465)	(37)
43	REPURCHASE FUND OF SHARES	38,177	2	42,553	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	617,863	39	617,862	45
45	NET INCOME FOR THE YEAR	211,382	13	74,833	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**168,565**	**100**	**155,195**	**100**
46	CASH	108,814	65	89,304	58
47	SHORT-TERM INVESTMENTS	59,751	35	65,891	42
18	**DEFERRED ASSETS (NET)**	**115,004**	**100**	**140,057**	
48	AMORTIZED OR REDEEMED EXPENSES	79,023	69	93,394	67
49	GOODWILL	35,733	31	37,713	27
50	DEFERRED TAXES	0	0	8,712	6
51	OTHERS	248	0	238	0
21	**CURRENT LIABILITIES**	**238,721**	**100**	**342,011**	
52	FOREING CURRENCY LIABILITIES	114,790	48	136,161	40
53	MEXICAN PESOS LIABILITIES	123,931	52	205,850	60
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**119,816**		**100** **96,132**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	43	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	119,816	100	96,089	100
27	**LONG-TERM LIABILITIES**	**2,607,090**	**100**	**1,939,975**	
59	FOREING CURRENCY LIABILITIES	2,586,281	99	1,916,076	99
60	MEXICAN PESOS LIABILITIES	20,809	1	23,899	1
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**480,090**	**100**	**275,006**	
63	OTHER LOANS WITH COST	480,090	100	275,006	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**80,800**	**100**	**29,343**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	58,128	72	0	0
67	OTHERS	22;672	28	29,343	100
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**617,863**		**100** **617,862**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	339,557	55	436,613	71
71	INCOME FROM NON-MONETARY POSITION	278,306	45	181,249	29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	169,551	161,724
73	PENSIONS FUND AND SENIORITY	331	389
74	EXECUTIVES (*)	6	4
75	EMPLOYERS (*)	68	83
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	125,540,698	125,540,698
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR **2001**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**698,517**	**100**	**490,159**	**100**
2	COST OF SALES	291,492	42	138,640	28
3	**GROSS INCOME**	**407,025**	**58**	**351,519**	**72**
4	OPERATING	146,465	21	155,855	32
5	**OPERATING**	**260,560**	**37**	**195,664**	**40**
6	TOTAL FINANCING	(59,109)	(8)	92,783	19
7	**INCOME AFTER FINANCING COST**	**319,669**	**46**	**102,881**	**21**
8	OTHER FINANCIAL OPERATIONS	(3,145)	0	(6,818)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**322,814**	**46**	**109,699**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	98,619	14	32,785	7
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**224,195**	**32**	**76,914**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(32)	0	8,363	2
13	**CONSOLIDATED NET INCOME OF**	**224,163**	**32**	**85,277**	**17**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**224,163**	**32**	**85,277**	**17**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**224,163**	**32**	**85,277**	**17**
19	NET INCOME OF MINORITY INTEREST	12,781	2	10,444	2
20	**NET INCOME OF MAJORITY INTEREST**	**211,382**	**30**	**74,833**	**15**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**698,517**	**100**	**490,159**	**100**
21	DOMESTIC	698,517	100	490,159	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	46,585	7	35,556	7
6	**TOTAL FINANCING COST**	**(59,109)**	**100**	**92,783**	**100**
24	INTEREST PAID	205,134	347	212,552	229
25	EXCHANGE LOSSES	(33,562)	(57)	44,269	48
26	INTEREST EARNED	15,878	27	10,738	12
27	EXCHANGE PROFITS	117,747	199	16,529	18
28	GAIN DUE TO MONETARY POSITION	(97,056)	(164)	(136,771)	(147)
8	**OTHER FINANCIAL OPERATIONS**	**(3,145)**	**100**	**(6,818)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(3,145)	(100)	(6,818)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**98,619**		**100 32,785**	**100**
32	INCOME TAX	48,201	49	33,911	103
33	DEFERED INCOME TAX	50,418	51	(1,126)	(3)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR **2001**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	698,516	490,160
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	698,517	490,159
39	OPERATION INCOME (**)	260,560	195,664
40	NET INCOME OF MAYORITY INTEREST(**)	211,382	74,833
41	NET CONSOLIDATED INCOME (**)	224,163	85,277

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**224,163**	**85,277**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	144,896	87,072
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**369,059**	**172,349**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(33,046)	(830)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**336,013**	**171,519**
6	CASH FLOW FROM EXTERNAL FINANCING	537,440	597,224
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**537,440**	**597,224**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(860,083)**	**(780,169)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	13,370	(11,426)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	155,195	166,621
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	168,565	155,195

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 4 YEAR: **2001**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**144,896**	**87,072**
13	DEPRECIATION AND AMORTIZATION FOR THE	94,446	96,561
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	50,450	(9,489)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(33,046)**	**(830)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(54,482)	50,639
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(8,319)	11,038
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(739)	(13,862)
22	+ (-) INCREASE (DECREASE) IN OTHER	30,494	(48,645)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**537,440**	**597,224**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	338,674	541,619
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	198,766	55,605
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		0
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(860,083)**	**(780,169)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	2,405	(67,717)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(859,257)	(682,494)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(3,231)	(29,958)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** **2001**

G. ACCION S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Previous Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	32.09	%	17.40	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.60	%	5.55	%
3	NET INCOME TO TOTAL ASSETS (**)	4.95	%	2.31	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	43.30	%	160.38	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.15	times	0.13	times
7	NET SALES TO FIXED ASSETS (**)	0.18	times	0.16	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	5	days	8	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.58	%	9.83	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	64.65	%	62.58	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.83	times	1.67	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	92.29	%	88.79	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	65.54	%	64.20	%
15	OPERATING INCOME TO INTEREST PAID	1.27	times	0.92	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.24	times	0.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.71	times	1.47	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.71	times	1.47	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.14	times	0.22	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	70.61	%	45.38	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	52.83	%	35.16	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.73)	%	(0.17)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.64	times	0.81	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	99.90	%	87.48	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**
G. ACCION S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Previous Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.79		$ 0.56	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.79		$ 0.56	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 12.38		$ 10.74	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.37	times	0.41	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	2.58	times	7.32	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**

JUDGED INFORMATION ***Previous Printing***

LUIS GUTIÉRREZ GUAJARDO, PRESIDENT AND CEO OF G.ACCIÓN, STATED "I AM PROUD TO ANNOUNCE THE COMPANY'S FOURTH QUARTER AND 12 MONTHS RESULTS. THE RECORD FIGURES WE ARE REPORTING THIS PERIOD REFLECT OUR SOLID CORPORATE STRATEGY AND OUR GROWTH IN 2001.

DURING THE YEAR, WE ENTERED THREE NEW MARKETS BY ACQUIRING 14 PROPERTIES TOTALING 1.7 MILLION SQ.FT. AN ANNUAL INCREASE OF 44.5%. IN THE THIRD QUARTER WE ANNOUNCED THE ACQUISITION OF A CORPORATE OFFICE BUILDING LOCATED IN MONTERREY, NUEVO LEÓN, LEASED TO GRUPO FINANCIERO CITIBANK . THIS TRANSACTION REINFORCES G.ACCIÓN'S POSITION AS A LEADING PROVIDER OF REAL ESTATE SOLUTIONS IN MEXICO FOR PREMIER MULTINATIONAL CLIENTS AND CONFIRMS OUR COMPANY'S ENTRANCE TO THE MONTERREY MARKET . FURTHERMORE WE ENTERED SEVERAL NEW INDUSTRIAL MARKETS.
IN SALTILLO, COAHUILA AND MATAMOROS, TAMAULIPAS THE COMPANY ACQUIRED INDUSTRIAL FACILITIES LEASED TO SUBSIDIARIES OF BUNDY, FRESENIUS, IEC AND LUCENT.

WHEN COMPARED TO AUDITED RESULTS OF 2000, LEASE REVENUES, THE COMPANY'S CORE BUSINESS, INCREASED 6.3%, WHILE SG&A COSTS DECREASED 13.5% AS A RESULT OF THE COST REDUCTION PLAN IMPLEMENTED IN 2000. EBITDA INCREASED 20.0% REACHING PS. 355.4 MILLION OR PS. 2.78 PER SHARE, AND THE NET INTEREST COVERAGE RATIO, WHICH REFLECTS THE COMPANY'S ABILITY TO MEET ITS FINANCIAL OBLIGATIONS, REACHED 1.86X, AN INCREASE OF 32.9%. OUR RESULTS REFLECT THE BENEFITS DERIVED FROM OUR CORPORATE STRATEGY AND G.ACCIÓN'S MISSION, WHICH IS TO SATISFY THE NEEDS OF PREMIERE MULTINATIONAL COMPANIES BY OFFERING HIGH-QUALITY, CUSTOMIZED REAL ESTATE SOLUTIONS, THEREFORE INCREASING SHAREHOLDER VALUE."

CORPORATE EVENTS

ON MARCH 2001 G. ACCIÓN SOLD OF THE PLAZA OPCIÓN RÍO MAGDALENA SHOPPING MALL TO GRUPO SANBORNS S.A. DE C.V. THIS TRANSACTION IS IN-LINE WITH THE COMPANY'S ANNOUNCEMENT AND STRATEGY TO SELL THE SHOPPING CENTERS. THIS PROPERTY, WHOSE SHORT-TERM LEASES GENERATED PESO-DENOMINATED REVENUES, HAD A PESO-DENOMINATED DEBT THAT WAS 100% PAID-OFF BY G.ACCIÓN.

ON JUNE 13, 2001, G.ACCIÓN SOLD THE PLAZA CUERNAVACA SHOPPING CENTER PROPERTY LOCATED IN CUERNAVACA, MORELOS, IN ACCORDANCE WITH THE COMPANY'S CORPORATE STRATEGY.
ON JUNE 8, 2001, THE COMPANY SOLD 7,750 SQ.FT. IN RESIDENTIAL LAND LOCATED IN TLALPAN, MEXICO CITY. THIS PROPERTY WAS PART OF THE COMPANY'S NON-STRATEGIC ASSETS.

OFFICE PORTFOLIO:
IN THE CORPORATIVO SANTA FE II G.ACCION LEASED 11,829 SQ.FT. TO VASTERA, WHO PROVIDES FULLY-INTEGRATED SOLUTIONS FOR GLOBAL TRADE MANAGEMENT. IT FOCUSES ON COUNTRY-SPECIFIC TRADE REGULATIONS AND COMPLIANCE ISSUES, AND HAS A PORTFOLIO OF THE MOST COMPLETE, TECHNOLOGICALLY-ADVANCED SOLUTIONS.
ON JULY 2, 2001, G.ACCION ACQUIRED A 205,000 SQ. FT. OFFICE BUILDING LOCATED IN MONTERREY, NUEVO LEON, LEASED TO CITIBANK MÉXICO - GRUPO FINANCIERO CITIBANK, UNDER A TRIPLE NET LEASE AGREEMENT FOR A PERIOD OF 9 YEARS AND 9 MONTHS.

INDUSTRIAL PORTFOLIO:
DURING THE TWELVE MONTHS OF 2001, G.ACCIÓN SUCCESSFULLY ENTERED THE MONTERREY, MATAMOROS AND SALTILLO REAL ESTATE MARKETS AND REINFORCED ITS POSITION IN THE REYNOSA AND CIUDAD JUAREZ MARKETS WITH THE ACQUISITION OF INDUSTRIAL

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Previous Printing**

FACILITIES AS FOLLOWS:
CIUDAD JUAREZ, CHIHUAHUA
THE COMPANY ACQUIRED A 31,131 SQ.FT. PROPERTY LOCATED IN CIUDAD JUÁREZ, CHIHUAHUA LEASED TO TWO TENANTS.
MONTERREY, NUEVO LEON
G.ACCION ACQUIRED 3 BUILDINGS IN MONTERREY: A 61,000 SQ.FT. INDUSTRIAL BUILDING, A 40,900 SQ.FT. INDUSTRIAL PROPERTY, AND AN 87,500 SQ.FT. PROPERTY.
SALTILLO, COAHUILA
G.ACCIÓN ENTERED THIS MARKET WITH THE ACQUISITION OF A 112,173 SQ.FT. PROPERTY.
MATAMOROS, TAMAULIPAS
THE COMPANY ACQUIRED THREE INDUSTRIAL PROPERTIES WITH AREAS OF 15,000 SQ.FT., 15,072 SQ.FT. AND 76,280 SQUARE FEET.
REYNOSA, TAMAULIPAS
G.ACCIÓN ACQUIRED 5 BUILDINGS IN REYNOSA: A 25,705 SQ.FT. PROPERTY, A 34,000 SQ.FT. INDUSTRIAL BUILDING, A 150,000 SQ.FT. PROPERTY, A 112,000 SQ.FT. PROPERTY, AND A 21,875 SQ.FT. PROPERTY. ADDITIONALLY, THE COMPANY CONSTRUCTED A 52,000 SQ.FT. BUILD-TO-SUIT PROPERTY.
TIJUANA, BAJA CALIFORNIA
ADDITIONALLY AND AS PREVIOUSLY ANNOUNCED, G.ACCION DELIVERED THE REMAINING TWO OUT OF FOUR BUILD-TO-SUIT FACILITIES LOCATED IN TIJUANA, BAJA CALIFORNIA TO MYTEK INTERNATIONAL INC, A SUBSIDIARY OF MERRY TECH INTERNATIONAL, INC., WITH AREAS OF 72,000 SQ.FT. AND 73,000 SQ.FT.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
JUDGED INFORMATION **Previous Printing**

1 EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN TRANSLATED FROM SPANISH INTO ENGLISH FOR USE OUTSIDE OF MEXICO. THESE FINANCIAL STATEMENTS ARE PRESENTED ON THE BASIS OF ACCOUNTING PRINCIPIES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP). CERTAIN ACCOUNTING PRACTICES APPLIED BY THE COMPANY THAT CONFORM WITH MEXICAN GAAP DO NOT CONFORM WITH CCOUNTING PRINCIPIES GENERALLY ACCEPTED IN OTHER COUNTRIES.

2 ACTIVITIES AND SIGNIFICANT EVENTS:
ACTIVITIES-

G. ACCIÓN, S.A. DE C. V., ("G. ACCIÓN" OR THE "COMPANY") IS THE HOLDING COMPANY OF A GROUP OF COMPANIES THAT ARE MAINLY ENGAGED IN REAL ESTATE DEVELOPMENT, LEASING, PURCHASING, SELLING AND MANAGEMENT ACTIVITIES. THE COMPANY FOCUSED ITS BUSINESS STRATEGY ON THE ACQUISITION, SALE AND MARKETING OF PROPERTIES BUILT FOR INDUSTRIAL PURPOSES AND TO BE USED AS CORPORATE OFFICES. CONSEQUENTLY, MANAGEMENT DECIDED TO SELL THE PROPERTIES WITH COMMERCIAL SPACES, WHILE THEY ARE BEING LEASED.

SIGNIFICANT EVENTS-
DURING 2001, THE COMPANY DREW US$20.6 MILLION FROM THE FINANCING CONTRACT ENTERED INTO WITH PEABODY (RELATED PARTY) IN 1999, WHICH ESTABLISHES A CREDIT FACILITY OF UP TO US$52 MILLION FOR THE ACQUISITION OF REAL ESTATE PROJECTS. THIS LOAN IS BEING DOCUMENTED THROUGH THE ISSUANCE OF DEBENTURES CONVERTIBLE INTO CAPITAL STOCK. AS OF DECEMBER 31, 2001, DRAWS AMOUNTED TO US$51.3 MILLION.

DURING MARCH AND JUNE 2001, THE COMPANY SOLD PLAZA OPCIÓN RÍO MAGDALENA AND PLAZA CUERNAVACA. LIKEWISE, DURING 2001 THE COMPANY INCREASED ITS INDUSTRIAL PORTFOLIO IN NORTHEN MEXICO THROUGH THE ACQUISITION OF 78,400 M2 MAINLY IN CIUDAD JUÁREZ, MONTERREY, SALTILLO AND REYNOSA, WHERE OPERADORA DE CENTROS COMERCIALES OPCIÓN (OCCO) ACQUIRED SIX INDUSTRIAL FACILITIES FOR A TOTAL OF $321 MILLION. FURTHERMORE, FIRPO FIESTA COAPA ACQUIRED A OFFICE BUILDING IN MONTERREY, N.L. FOR $337 MILLION.

AS OF DECEMBER 2001 THE COMPANY OWNS A PORTFOLIO OF 522,621 M2 FOR OFFICE DEVELOPMENTS AND INDUSTRIAL FACILITIES, WITH AN OCCUPANCY RATE OF 95%.

3 BASIS OF CONSOLIDATION:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF G. ACCIÓN, S.A. DE C.V. AND THOSE OF ITS SUBSIDIARIES WHERE CONTROL IS EXERCISED. ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

EQUITY IN RESULTS AND CHANGES IN EQUITY OF SUBSIDIARIES THAT ARE BOUGHT OR SOLD DURING THE YEAR ARE INCLUDED IN THE FINANCIAL STATEMENTS FROM OR UP TO THE DATE OF THE TRANSACTIONS AND ARE RESTATED IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AT YEAREND.

4 *SIGNIFICANT ACCOUNTING POLICIES:*

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE THAT MANAGEMENT MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REQUIRED DISCLOSURES THEREIN. WHILE THE ESTIMATES AND ASSUMPTIONS USED MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT BELIEVES THAT THEY WERE ADEQUATE UNDER THE CIRCUMSTANCES.

CHANGE IN ACCOUNTING POLICY-

BULLETIN C-2, "FINANCIAL INSTRUMENTS", REQUIRES THAT ALL THE EFFECTS OF CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES, USING DIFFERENT VALUATION METHODS. THE MAJORITY FINANCIAL INSTRUMENTS CONTRACTED FOR FINANCING PURPOSES ARE VALUED AT COST AND AFFECT THE INTEGRAL COST OF FINANCING IN EACH ACCOUNTING PERIOD. AS OF DECEMBER 31, 2001, THE FINANCIAL POSITION OF THE COMPANY WAS NOTMODIFIED AS A RESULT OF THE ADOPTION OF THIS BULLETIN.

RECOGNITION OF THE EFFECTS OF INFLATION IN THE FINANCIAL INFORMATION-
THE CONSOLIDATED FINANCIAL STATEMENTS COMPREHENSIVELY RECOGNIZE THE EFFECTS OF *INFLATION ACCORDING TO PROVISIONS UNDER BULLETIN B-10.*
CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER. FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) PUBLISHED BY BANCO DE MÉXICO WERE APPLIED TO RESTATE THE CONSOLIDATED FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF MEXICAN PESOS WITH PURCHASING POWER AS OF PERIOD. THE PROCEDURES WERE AS FOLLOWS:

-BALANCE SHEET:
PROPERTY HELD FOR SALE NET OF DEPRECIATION WAS RESTATED THROUGH DECEMBER 31,1999, USING FACTORS DERIVED FROM THE NCPI FROM THE DATE OF ACQUISITION OR CONSTRUCTION. THESE PROPERTIES HAVE BEEN VALUED AT THEIR ESTIMATED REALIZABLE VALUE AND BEGINNING ON JANUARY 1, 2000, ARE CONSIDERED AS A MONETARY ITEM, AND MAY NOT BE RESTATED OR DEPRECIATED.

INVESTMENT IN ASSOCIATED COMPANIES ARE VALUED ACCORDJNG TO THE EQUITY METHOD AND RESTATED BASED ON THE RESTATED FJNANCIAL STATEMENTS OF THE COMPANIES. OTHER PERMANENT INVESTMENTS ARE RECORDED AT THEIR ACQUISITION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI.

PROPERTY HELD FOR LEASE, FURNITURE AND EQUIPMENT, OTHER ASSETS AND GOODWILL ARE RECORDED AT THEIR ACQUISITION OR CONSTRUCTION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI THROUGH THE MOST RECENT YEAREND, AND THEIR DEPRECIATION AND AMORTIZATION ARE CALCULATED ACCORDING TO RESTATED ASSET VALUES AND THE USEFUL LIFE OF EACH ASSET, OR BASED ON THE TERM OVER WHICH THE BENEFIT FROM THE INVESTMENT IS EXPECTED TO BE REALIZED.

PAID-IN CAPITAL AND THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS ARE RESTATED USING

FACTORS DERIVED FROM THE NCPI CUMULATIVE FROM THE DATE OF CONTRIBUTION OR GENERATION THROUGH PERIOD.

-STATEMENT OF INCOME:
REVENUES, COSTS AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE THROUGH THE PERIOD, BASED ON FACTORS DERIVED FROM THE NCPI.
THE GAIN FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF THE PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH THE FACTOR OF INFLATION DERIVED FROM THE NCPI, AND IS RESTATED THROUGH THE PERIOD WITH THE CORRESPONDING FACTOR. GAINS ARE THE RESULT OF MAINTAINING A NET MONETARY LIABILITY POSITION AND LOSSES ARE THE RESULT OF MAINTAINING A NET MONETARY ASSET POSITION IN AN INFLATIONARY PERIOD.

-OTHER STATEMENTS:
THE CUMULATIVE EFFECT OF RESTATEMENT SHOWN IN THE CONSOLJDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY RESULTS MAINLY FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC PRICE LEVELS OF SUCH ASSETS AS COMPARED TO THE NCPI. THIS RESTATEMENT EFFECT WAS RECOGNIZED THROUGH 1996, SINCE UP UNTIL THEN THE COMPANY RESTATED PROPERTY HELD FOR LEASE BASED ON THE VALUES DETERMINED BY INDEPENDENT APPRAISALS.

THE CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND CHANGES IN FINANCIAL POSITION PRESENT THE CHANGES IN CONSTANT MEXICAN PESOS.

CASH AND CASH EQUIVALENTS AND RESTRICTED FUNDS-
CASH EQUIVALENTS ARE PRIMARILY SHORT-TERM INVESTMENTS VALUED AT MARKET (COST PLUS ACCRUED INTEREST). CASH INCLUDES RESTRICTED FUNDS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL FOR AS LONG AS THEY ARE NOT APPLIED BY THE LATTER TO SERVICE THE CORRESPONDING DEBT OR TO CREATE RESERVES FOR VARIOUS PURPOSES RELATED TO THE PROPERTIES AND WILL ONLY BE DISPOSED UNDER GE CAPITAL INSTRUCTJONS.

OTHER ASSETS-
OTHER ASSETS CONSIST PRIMARILY OF INITIAL LEASING COSTS, SUCH AS COMMISSIONS PAID TO REAL ESTATE BROKERS .INITIAL LEASING COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASE AGREEMENTS.

GOODWILL-
GOODWILL RESULTED FROM THE ACQUISITION OF ASSETS OWNED BY SANTA FE III AT PRICES GREATER THAN BOOK VALUE AND WILL BE AMORTIZED OVER 16 YEARS, THE TERM OVER WHICH IT IS ESTIMATED THAT ADDITIONAL BENEFITS WILL BE GENERATED FROM THE INVESTMENT.

INCOME TAXES AND EMPLOYEE PROFIT SHARING:
THE COMPANY DETERMINES AND RECORDS INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING BASED ON TAX REGULATIONS IN EFFECT AND IN ACCORDANCE BULLETIN D-4 .ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING.. WHICH BECAME EFFECTIVE ON JANUARY 1, 2000. THIS BULLETIN REQUIRES RECOGNITION OF LIABILITIES AND ASSETS RESULTING FROM DEFERRED TAXES ON ALL TEMPORARY DIFFERENCES ARISING BETWEEN THE BOOK AND TAX BALANCES OF ASSETS AND LIABILITIES. THE EFFECT OF THE ADOPTION OF THIS BULLETIN WAS APPLIED DIRECTLY TO STOCKHOLDERS. EQUITY AS ESTABLISHED BY THE BULLETIN.

THE COMPANY RECORDS THE DEFERRED INCOME AND ASSET TAX EFFECTS. BASED ON THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. EMPLOYEE PROFIT SHARING HAS BEEN CALCULATED TAKING INTO CONSIDERATION THE TEMPORARY DIFFERENCES RESULTING FROM THE RECONCILIATION BETWEEN THE NET INCOME OF THE YEAR AND INCOME FOR EMPLOYEE PROFIT SHARING PURPOSES THAT ARE EXPECTED TO REVERSE DURING A DETERNLINED PERIOD. HOWEVER, AS OF DECEMBER 31, 2001 THERE WERE NO TEMPORARY DIFFERENCES WITH THESE CHARACTERISTICS.

THE PROVISION FOR DEFERRED TAXES FOR THE YEAR IS DETERMINED BY COMPARING THE BEGINNING AND FINAL DEFERRED TAX BALANCES.

EMPLOYEE BENEFITS-
UNDER MEXICAN LABOR LAWL, SERVICIOS CORPORATIVOS G.C., S.A. DE C. V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCIÓN, S.A. DE C. V., SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES, ARE LIABLE FOR SENIORITY PREMIUMS.
THE COMPANY'S POLICY IS TO RECOGNIZE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM SENIORITY PREMIUM LIABILITY. MANAGEMENT BELIEVES THAT DUE TO THE REDUCED NUMBER OF EMPLOYEES, THE RECORDED LIABILITY WOULD NOT DIFFER SUBSTANTIALLY FROM THE LIABILITY DETERMINED BY AN ACTUARIAL CALCULATION.

INDEMNITY PAYMENTS TO INVOLUNTARILY TERNLINATED EMPLOYEES ARE CHARGED TO RESULTS IN THE PERIOD IN WHICH THEY ARE MADE.
AS OF DECEMBER 31.2001 AND 2000. THE LIABILITY FOR SENIORITY PREMIUMS AMOUNTED TO $330 AND $357. RESPECTIVELY.
SECURITY DEPOSITS.
SECURITY DEPOSITS CONSIST MAINLY OF AMOUNTS PROVIDED BY TENANTS TO GUARANTEE PAYMENT ON THE COMPANY.S LEASED SPACES. DEPOSIT AMOUNTS REPRESENT ONE OR TWO MONTHS. RENT. DEPENDING ON THE LEASE AGREEMENTS IN EFFECT.

RECOGNITION OF REVENUES AND COSTS-
LEASE REVENUES AND COSTS ARE RECOGNIZED AS RENTAL PAYMENTS BECOME DUE AND COSTS ARE INCURRED. RESPECTIVELY.

REVENUES AND COSTS FROM THE SALE OF PROPERTY ARE RECOGNIZED USING THE PERCENTAGE-OF-COMPLETION METHOD FROM THE DATE OF EXECUTION OF THE UNDERLYING PURCHASE/SALE AGREEMENTS AND PROVIDED CERTAIN REQUIREMENTS ARE MET. THE DIFFERENCE BETWEEN THE OVERALL AMOUNT OF REVENUES BILLED AND/OR COLLECTED ACCORDING TO THE AGREEMENTS AND THE AMOUNTS RECORDED IN RESULTS IS SHOWN IN THE BALANCE SHEET AS DEFERRED CREDITS OR ADVANCE PAYMENTS FROM CLIENTS,RESPECTIVELY. COMMON COSTS ARE RECORDED IN RESULTS BASED ON THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES CONSIST PRIMARILY OF REVENUES FROM THE MANAGEMENT OF PARKING FACILITIES, APPRAISALS AND CONSTRUCTION SUPERVISION FEES, WHICH ARE RECOGNIZED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL COST OF FINANCING-
INTEGRAL COST OF FINANCING INCLUDES ALL FINANCIAL REVENUES AND EXPENSES, SUCH AS INTEREST INCOME AND EXPENSE, EXCHANGE GAINS OR LOSSES AND GAINS OR LOSSES FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED TO THE EXCHANGE RATE AS OF PERIOD END, AFFECTING INCOME AS PART OF THE INTEGRAL COST OF FINANCING.
CERTAIN SUBSIDIARIES CAPITALIZE THE INTEGRAL COST OF FINANCING INCURRED DURING THE CONSTRUCTION PERIOD FOR DEBT USED TO FINANCE THE CONSTRUCTION OF PROPERTY. CAPITALIZED AMOUNTS ARE AMORTIZED OVER THE USEFULLIFE OF THE PROJECT OR ARE EXPENSED AT THE TIME THE PROJECT IS SOLD.

EARNINGS PER SHARE.
THE BASIC EARNINGS PER SHARE OF EACH PERIOD WERE CALCULATED BY DIVIDING THE NET MAJORITY INCOME BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES IN EACH PERIOD.

COMPREHENSIVE INCOME.
COMPREHENSIVE INCOME IS EQUAL TO THE NET CONSOLIDATED INCOME FOR THE YEAR SINCE THE COMPANY HAS NOT GENERATED ANY EFFECTS THAT REQUIRE TO BE PRESENTED DIRECTLY UNDER STOCKHOLDERS' EQUITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 OPCION SANTA FE III, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	72,389,521	99.99	77,058	234,278
2 INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	(9,524)
3 OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	COMPRAVENTA DE INMUEBLES	28,529,494	99.99	29,529	406,448
4 SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	COMPAÑÍA DE SERVICIOS	9,990	99.90	9,990	(5,461)
5 OPCION JAMANTAB, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,834,839	99.99	19,681	148,046
6 INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	52,558,229	99.99	53,979	150,289
7 INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	77,965,190	99.99	100,740	130,857
8 SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	COMPAÑIA DE SERVICIOS	17,000	99.99	17	251
9 INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	38,504,279	99.89	38,504	108,555
10 MONTES URALES III, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	22,230,384	89.29	36,899	31,769
11 RECINTO GRUPO INMOBILIARIO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,552,000	99.99	19,524	26,220
12 GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	6,577,569	99.86	6,578	1,154
13 OPCION LA FE, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	30,194,000	99.99	30,194	115,752
14 CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	OPERADORA DE ESTACIONAMIENTO	25,000	50.00	25	34,147
15 INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.}	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	24,581
16 CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	42,234,211	99.99	70,198	349,693
17 PROYECTO COMERCIAL ACCION, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	6,437,063	99.99	6,437	28,985
18 SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V	COMPAÑIA DE SERVICIOS	49,999	99.90	50	19,397
19 CENTRO DE ACOPIO TEPOTZOTLAN, S.A.DE C.V	COMPRAVENTA DE INMUEBLES	8,734,567	99.99	62,528	53,794
20 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				562,031	1,849,231
ASSOCIATEDS					

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ICQUISITIOI COST	PRESENT VALUE (3)
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	COMPRAVENTA DE INMUEBLES	3,378,176	6.70	14,274	5,276
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	COMPRAVENTA DE INMUEBLES	10,802,441	37.09	11,757	(3,710)
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	AGENTES INMOBILIARIOS	25,000	50.00	25	18,170
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	COMPAÑIA DE SERVICIOS	25,000	50.00	25	25
5	CENTRO COMERCIAL ENSENADA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	750,960	99.99	751	(2)
6	PROFESIONALES EN ESTACIONAMIENTOS, S.A. DE C.V	OPERADORA DE ESTACIONAMIENTO	24,090	99.00	1,855	2,974
7	INMOBILIARIA BEGUT, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	2,500	50.00	2,229	2,790
			0	0.00	0	0
	TOTAL INVESTMENT IN ASSOCIATEDS				30,916	25,523
	OTHER PERMANENT INVESTMENTS					0
	TOTAL					1,874,754

NOTES

WITH RESPECT TO THE AFFILIATE COMPANIES IN WHICH THERE IS AN OWNERSHIP OF MORE THAN 50%, THESE ARE NOT CONSOLIDATE DUE TO THE FACT THAT THERE IS NOT DIRECT PARTICIPATION IN ITS MANAGEMENT, EVEN THOUGH THERE ARE EQUAL RIGHTS GRANTED TO BOTH PARTNERS IN THE BOARD OF DIRECTORS. NOTWITHSTANDING THE ABOVE, THERE IS NOT EFFECTIVE CONTROL OVER THEM. WITH RESPECT TO THE COMPANIES WITH A MAJORITY PARTICIPATION, BECAUSE THEY HAVE SUSPENDED THEIR ACTIVITIES OR THEIR ACTIVITIES ARE NOT CONTINUOS THESE COMPANIES ARE NOT CONSOLIDATED INTO G.ACCION RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**GACCION** QUARTER: **4** YEAR: **2001**
G. ACCION S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
JUDGED INFORMATION **Previous Printing**

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,949,610	123,273	1,826,337	851,276	90,257	2,587,356
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	7,812	4,576	3,236	1,293	1,039	3,490
OFFICE EQUIPMENT	54,519	1,456	53,063	546	262	53,347
COMPUTER EQUIPMENT	11,471	5,813	5,658	1,742	1,504	5,896
OTHER	32,603	391	32,212	362	109	32,465
DEPRECIABLES TOTAL	**2,056,015**	**135,509**	**1,920,506**	**855,219**	**93,171**	**2,682,554**
NOT DEPRECIATION ASSETS						
GROUNDS	548,903	0	548,903	630,570	0	1,179,473
CONSTRUCTIONS IN PROCESS	83,021	0	83,021	32,694	0	115,715
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**631,924**	**0**	**631,924**	**663,264**	**0**	**1,295,188**
TOTAL	**2,687,939**	**135,509**	**2,552,430**	**1,518,483**	**93,171**	**3,977,742**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

NOTES

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.91	0	0	0	0	0	0	0	0	0	8,718	9,385	10,104	10,884	185,770
HIPOTECARIO GE CAPITAL CORP	30/09/2005	7.03	0	0	0	0	0	0	0	0	0	14,962	15,485	15,227	122,730	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	2,821	305	3,661	160,362	0
HIPOTECARIO GE CAPITAL CORP	30/04/2008	8.02	0	0	0	0	0	0	0	0	0	2,902	5,972	4,963	5,429	130,083
HIPOTECARIO GE CAPITAL CORP	30/09/2005	7.29	0	0	0	0	0	0	0	0	0	6,633	7,471	8,125	119,249	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.19	0	0	0	0	0	0	0	0	0	8,828	10,130	10,242	83,286	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.80	0	0	0	0	0	0	0	0	0	4,740	5,180	5,655	69,982	0
HIPOTECARIO INMOB BANCOMER	15/12/2009	7.94	0	0	0	8,467	7,976	8,404	9,611	41,135	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.76	0	0	0	0	0	0	0	0	0	2,407	2,580	2,765	2,963	62,910
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	3,299	3,609	3,947	51,344	0
HIPOTECARIO GE CAPITAL CORP	21/01/2007	10.50	0	0	0	0	0	0	0	0	0	1,755	1,943	2,151	2,382	51,037
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.57	0	0	0	0	0	0	0	0	0	2,602	2,831	3,082	46,210	0
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.59	0	0	0	0	0	0	0	0	0	1,536	1,698	1,881	2,080	45,579
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.41	0	0	0	0	0	0	0	0	0	1,591	1,765	1,960	2,173	35,766
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.80	0	0	0	0	0	0	0	0	0	1,607	1,782	1,980	2,195	35,123
HIPOTECARIO INVERLAT	29/01/2013	6.16	0	0	0	2,222	2,477	2,701	2,967	31,246	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	31/10/2008	5.76	0	0	0	0	0	0	0	0	0	1,349	1,446	1,550	1,661	35,156
HIPOTECARIO GE CAPITAL CORP	31/05/2008	8.02	0	0	0	0	0	0	0	0	0	1,200	813	1,219	1,333	33,575
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.69	0	0	0	0	0	0	0	0	0	1,088	1,168	1,284	1,440	32,914
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.70	0	0	0	0	0	0	0	0	0	1,137	1,252	1,378	1,517	31,725
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.95	0	0	0	0	0	0	0	0	0	1,480	1,606	1,770	31,541	0

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.22	0	0	0	0	0	0	0	0	0	1,184	1,319	1,488	1,657	26,626
HIPOTECARIO GE CAPITAL CORP	31/05/2008	6.44	0	0	0	0	0	0	0	0	0	855	939	1,032	1,132	28,296
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.70	0	0	0	0	0	0	0	0	0	914	1,006	1,108	1,220	25,506
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.70	0	0	0	0	0	0	0	0	0	844	929	1,023	1,126	23,541
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.76	0	0	0	0	0	0	0	0	0	839	900	964	1,033	21,935
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.15	0	0	0	0	0	0	0	0	0	996	1,100	1,215	1,342	20,679
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.91	0	0	0	0	0	0	0	0	0	823	879	944	1,013	21,697
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.70	0	0	0	0	0	0	0	0	0	766	844	929	1,023	21,385
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.76	0	0	0	0	0	0	0	0	0	780	836	896	961	20,002
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.70	0	0	0	0	0	0	0	0	0	704	775	854	940	19,654
HIPOTECARIO INMOB BANCOMER	16/12/2007	13.57	2,000	20,809	0	0	0	0	0	0	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,169	1,279	1,398	18,190	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	352	38	457	20,023	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,100	1,203	1,316	17,115	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.76	0	0	0	0	0	0	0	0	0	674	722	774	830	17,614
HIPOTECARIO GE CAPITAL CORP	20/06/2007	5.70	0	0	0	0	0	0	0	0	0	577	635	700	770	16,105
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.91	0	0	0	0	0	0	0	0	0	644	710	783	863	13,595
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	716	784	857	11,149	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	353	393	438	488	11,019
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.70	0	0	0	0	0	0	0	0	0	313	345	380	419	8,756
HIPOTECARIO GE CAPITAL CORP	30/06/2006	6.07	0	0	0	0	0	0	0	0	0	299	327	356	388	7,844

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.91	0	0	0	0	0	0	0	0	0	320	356	395	437	7,164
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	174	194	216	241	5,426
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.76	0	0	0	0	0	0	0	0	0	139	149	160	171	3,612
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.76	0	0	0	0	0	0	0	0	0	123	132	142	152	3,152
TOTAL BANKS			**2,000**	**20,809**	**0**	**10,689**	**10,453**	**11,105**	**12,578**	**72,381**	**0**	**86,313**	**93,215**	**101,769**	**801,444**	**1,003,246**
PROVEEDORES																
SERVICIOS DE CONSTRUCCION			0	0	0	1,240	0	0	0	0	0	0	0	0	0	0
SERVICIOS PROFESIONALES			3,815	0	0	9,254	0	0	0	0	0	0	0	0	0	0
TESORERIA DEL D.F.			0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO DE EQUIPOS			0	0	0	2,840	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**3,815**	**0**	**0**	**13,334**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			115,362	0	0	4,454	0	0	0	0	0	0	0	0	480,090	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**115,362**	**0**	**0**	**4,454**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**480,090**	**0**
			121,177	**20,809**	**0**	**28,477**	**10,453**	**11,105**	**12,578**	**72,381**	**0**	**86,313**	**93,215**	**101,769**	**1,281,534**	**1,003,246**

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $9.26 PESOS PER $1 U.S. DOLLAR, INCLUDING LOANS BY BANKING INSTITUTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**

G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	49,777	471,273	0	0	471,273
TOTAL	**49,777**	**471,273**			**471,273**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	23,531	222,165	0	0	222,165
TOTAL	**23,531**	**222,165**			**222,165**
NET BALANCE	**26,246**	**249,108**			**249,108**
FOREING MONETARY POSITION					
TOTAL ASSETS	**26,088**	**236,928**	0	0	**236,928**
LIABILITIES POSITION	**298,785**	**2,766,746**			**2,766,746**
SHORT TERM LIABILITIES POSITION	15,722	145,581	0	0	145,581
LONG TERM LIABILITIES POSITION	283,063	2,621,165	0	0	2,621,165
NET BALANCE	**(272,697)**	**(2,529,818)**			**(2,529,818)**

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**
G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF ASSETS WAS OF $9.01 PESOS PER $1 U.S. DOLLAR, WHILE THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $9.26 PESOS PER $1 U.S. DOLLAR, AS OF DECEMBER 31,2001.

REVENUE AND EXPENSES CORRESPOND TO ALL THE OPERATIONS REALIZAED IN U.S. DOLLARS DURING THE YEAR OF 2001. REVENUES FROM LEASE ARE REGISTRED AT EACH MONTH AVERAGE EXCHANGE RATE AND OTHER REVENUE AND EXPENSES ARE REGISTRED AT THE EXCHANGE RATE OF THE INCURRED DATE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GACCION** QUARTER: **4** YEAR: **2001**

G. ACCION S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	911,067	2,595,915	(1,684,848)	0.55	9,267
FEBRUARY	941,513	2,601,013	(1,659,500)	0.07	(1,162)
MARCH	894,158	2,568,083	(1,673,925)	0.63	10,546
APRIL	814,877	2,475,184	(1,660,308)	0.50	8,302
MAY	789,282	2,399,550	(1,610,258)	0.22	3,543
JUNE	846,508	2,481,063	(1,634,555)	0.23	3,759
JULY	963,164	2,602,414	(1,639,250)	0.03	(4,262)
AUGUST	1,004,787	2,693,436	(1,688,649)	0.59	9,963
SEPTEMBER	1,047,139	2,818,602	(1,771,463)	0.93	16,475
OCTOBER	1,107,201	2,986,150	(1,875,950)	0.45	8,442
NOVEMBER	1,024,845	3,379,885	(2,355,040)	0.37	8,714
DECEMBER	1,027,929	3,558,849	(2,330,920)	0.13	3,030
ACTUALIZATION:	0	0	0	0.00	1,305
CAPITALIZATION:	0	0	0	0.00	1,751
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	17,383
TOTAL					**97,056**

NOTES

THE INFLATION FOR THE MONTH OF FEBRAURY AND JULY, 2001, WAS NEGATIVE 0.07% AND .26%, RESPECTIVELY.

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED

JUDGED INFORMATION

Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N/A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR: **2001**
G. ACCION S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
N/A		0	0

NOTES

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ARRENDAMIENTO				352,774			
CONSTRUCCION				217,968			
SERVICIOS				127,775			
TOTAL				698,517			

NOTES

SOME OF THE REVENUES GENERATED FROM LEASES AND CONSTRUCTION WERE IN U.S DOLLARS, ALL WITHIN MEXICO

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFEA:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS
- DETERMINED INCOME
+ DEDUCTED WORKER'S PROI
- DETERMINED WORKEF
- DETERMINED RFE
- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFEA:
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **1996**	0.00
Number of shares Outstanding at the Date of the NFEA : (Units)	33,456,834.00

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **4** YEAR **2001**

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL			**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
125,540,698
SHARES PROPORTION BY :

CPO'S :	0
UNITS :	0
ADRS's :	0
GDRS's :	0
ADS's :	10 AD'S POR ACCION
GDS's :	0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **4** YEAR **2001**
G. ACCION S.A. DE C.V.

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. BERNARDO MARTINEZ MONTES DE OCA
SUBDIRECTOR DE ADMINISTRACION

C.P. TOMAS RODRIGUEZ OSORIO
SUBCONTRALOR

CIUDAD DE MEXICO, D.F., AT OCTOBER 22 OF 2002



For Immediate Release

Investor Relations Contacts:

Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0809

Jeremiah O'Connor
joconnor@accion.com.mx
Tel: (52) 55-5081-0864

Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406-3693

Maria Barona
mbarona@i-advize.com
Tel: (212) 406-3691

BMV: GACCIONB
OTC: GACCIB

www.gaccion.com.mx

G.ACCION

Mexico City, April 18, 2002

G.Acción Announces First Quarter 2002 Results

G.Acción S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, which invests in, leases and manages high-quality industrial properties and corporate offices for multinational companies, announced today its results of operations for the first quarter ended March 31, 2002. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of March 31, 2002, unless specified otherwise. Due to rounding, some figures and percentages may differ.

Highlights

- New strategic alliance with **AMB Property Corp.** to acquire, develop, and operate industrial properties in Mexico.
- **Leasing revenues** increased 17.3% for the first quarter to Ps. 107.6 million.
- **SG&A** decreased **6.9%** when compared to the same period in 2001.
- **Net interest coverage ratio** increased 11.7% to **2.28x** compared to the same period in 2001.
- G.Acción's **total leasable portfolio of properties** increased 24.0% reaching **5.8 million sq.ft**. compared to the area reported for the quarter ended March 31, 2001.
- **99%** occupancy rate for the period.

CONFERENCE CALL
April 22, 2002
11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (800) 458-9009 from the U.S.
Tel: (719) 457-2623 from outside the U.S.

Access Code: G.Accion

Speakers
Luis Gutierrez (CEO)
Hector Ibarzabal (CFO and Executive Vice President)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

FIRST QUARTER RESULTS

REVENUES
Revenue from leasing activities reached Ps. 107.6 million during the first quarter of 2002. This result reflects: i) the 24% increase in the Company's property portfolio compared to the year earlier period, and ii) the 99% occupancy rate achieved during the period offset by the sale of the *Plaza Cuernavaca* and *Plaza Opcion Rio Magdalena* shopping centers.

Revenue from sales of developed properties was Ps. 4.1 million compared with Ps. 168.1 million in the year earlier period reflecting the non-recurring sale of the *Plaza Opcion Rio Magdalena* shopping center in the first quarter of 2001.

For the first quarter ended March 31, 2002, ***revenue from services to third parties*** reached Ps. 28.8 million, a 44.2% decrease compared to the same period of 2001 due to non-recurring revenue realized in the first quarter of 2001 from a break-up fee.

As a result of the above-mentioned events, the Company's ***total operating revenue*** reached Ps. 140.6 million.

GROSS INCOME
Gross income for the first quarter of 2002 reached Ps. 117.9 million.

SG&A
Selling and Administrative expenses[1] were Ps. 12.7 million a 6.9% decrease when compared with the same period in 2001.

EBITDA
As a result of the above, EBITDA for the first quarter of 2002 reached Ps. 105.3 million a 1.2% increase when compared to the Ps. 103.9 million reported during the first quarter of 2001. These results were offset by the recent peso appreciation.

DEPRECIATION AND AMORTIZATION
Depreciation increased 33.2% to Ps. 25.7 million compared to Ps. 19.3 million reported during the first quarter of 2001.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 3.9 million.

COMPREHENSIVE COST OF FINANCING
The Company's comprehensive cost of financing was Ps. (28.9) million, while net interest expenses decreased to Ps. 46.2 million. These results reflect the recent peso fluctuation, which resulted in a Ps. 49.0 million exchange gain and a 10.8% decrease in interest expenses and an interest rate decrease in the variable portion of the debt portfolio.

NET INCOME
As a result of the above, G.Accion reported net income of Ps. 71.8 million.

PER SHARE INFORMATION
Shares: 128,040,698[2]
EBITDA per share: Ps. 0.82
EPS: Ps. 0.56

[1] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.
[2] Shares outstanding and issued.

RECENT EVENTS

CORPORATE EVENTS:

- On April 8, 2002 G.Accón announced that it has formed a strategic alliance with AMB Property Corp. (NYSE: AMB), one of the largest owners and operators of industrial real estate in the U.S., to acquire, develop and operate industrial properties in Mexico. This alliance initially targets the Mexico City, Guadalajara and Monterrey markets, which are growing areas where customers have the greatest need for industrial facilities.

PROPERTY PORTFOLIO

As of March 31, 2002, the Company's total portfolio of properties increased 24.0% to 5.8 million sq.ft. from 4.7 million sq.ft. reported on March 31, 2001. This growth was due to the effects of the acquisitions of industrial properties and build-to-suit developments in Ciudad Juárez, Matamoros, Monterrey, Reynosa, Saltillo, Tijuana and Mexico City, which was partially offset by the sale of *Plaza Cuernavaca* and *Plaza Opción Río Magdalena*.

The following table provides summary data of the Company's properties as of March 31, 2002.

TABLE 1 - PROPERTY SUMMARY

Project	m²	sq. ft.	Occupancy Level	Current Revenues*	G.Accion Owns
OFFICE	**91,638**	***986,382***	**100%**	**23,959,000**	**100%**
INDUSTRIAL	**402,166**	***4,328,875***	**99%**	**25,228,000**	**100%**
OTHER					
Centro Insurgentes**	39,095	*420,815*	100%	6,122,000	20%
Laplaza Oriente	848	*9,128*	100%	164,808	100%
Pabellón Altavista***	3,373	*36,307*	100%	1,152,000	100%
Parque Opción (1st Phase)	1,747,000	18,804,533		-	100%
Santa Fe V (Land reserve)	21,791	*234,566*		-	100%

* Amounts in U.S. dollars on annual basis. (Exchange rate as of March 31, 2001, US$ 1.00 = Ps. 9.15).
** G.Accion manages the property and owns 20% of the leasable area (equal to 60% of total area).
***Includes parking revenues.

TABLE 2 - SUMMARY AS OF 1Q02*

	1Q02	1Q01	Change %
Total Occupancy Rate	99%	99%	0%
Total Property Portfolio	5,781,507	4,652,124	24.0%

* Includes Centro Insurgentes

TABLE 3 - WEIGHTED AVERAGE LEASE TERM

	MAR-31-2002
Office Portfolio	5.50 years
Industrial Portfolio	5.68 years
Total Property Portfolio	5.64 years

OCCUPANCY RATE

The following table shows the Company's portfolio, available area and occupancy rates as of March 31, 2002, compared to those reported on March 31, 2001.

TABLE 4 - OCCUPANCY RATE

Property Owned and Managed	Size		As of 3-31-02	As of 3-31-01	%
OFFICE SPACE	m^2	sq.ft.			
Subtotal (includes C. Insurgentes)	130,733	*1,407,197*	100%	98%	2%
INDUSTRIAL SPACE	m^2	Sq.ft.			
Subtotal	402,166	*4,328,875*	99%	100%	(1)%
RETAIL SPACE	m^2	sq.ft.			
Subtotal	4,220	*45,424*	100%	100%	0%
Total	537,120	*5,781,507*	99%	99%	0%

PROPERTY DEBT SUMMARY AS OF MARCH 31, 2002

The Company's long-term debt increased by 36.1% Y-o-Y, reflecting the financing required to implement G.Acción's growth strategy. G.Acción's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the first quarter of 2002, the coverage ratio increased 11.2% from 2.05x to 2.28x, reflecting the Company's ability to meet its obligations. As of March 31, 2002, the weighted average cost of the debt was 7.6%.

Table 5 - Debt (Figures as of March 31, 2002)

Institution	Currency	Principal
GE Capital	US $	224,095,846
Inverlat	US $	4,435,459
Total Debt (US$)		**228,531,305**

Institution	Currency	Principal
Bancomer	Mx. Ps.	22,475,595
Total Debt (Mx. Ps)		**22,475,595**

STATEMENT FROM THE CEO

Luis Gutiérrez Guajardo, CEO of G.Acción, stated: "I am please to announce G.Acción's first quarter results which reflect the strength of our corporate strategy by demonstrating solid financial results despite a difficult economic environment.

When compared to the first three months of 20001, leasing revenues, which represent our core business, increased 17.3%; EBITDA showed a slight increase of 1.2% due to the non-recurring revenues realized in the first quarter of 2001, and the recent peso appreciation. Our net interest coverage ratio increased 11.7% to 2.28x, reflecting G.Acción's ability to meet our financial obligations. Additionally our continued commitment to cost-reduction initiatives resulted in a 6.9% decrease in our SG&A costs.

I am especially pleased to announce our new partnership with AMB Property Corporation. AMB is one of the largest owners and operators of industrial real estate in the U.S. AMB's strong presence and experience in the transportation industry provide an opportunity to significantly increase our portfolio in-line with our strategy of offering complete real estate solutions to multinational companies seeking to benefit from the efficiencies of manufacturing in Mexico.

Financial benefits from this relationship will be reflected in our results over the coming months and years. This partnership, as well as our strong relationship with The Peabody Group, G.Acción's largest shareholder, will consolidate our leading position in the Mexican real estate market while allowing us to strengthen our participation in the most important cities for the distribution and maquiladora segment of the real estate industry."

ABOUT THE COMPANY

G.Acción is Mexico's leading real estate company with an extensive portfolio of office and industrial properties, leased in dollar-denominated contracts. The Company expects to significantly expand its property portfolio, mainly by adding to its portfolio of industrial properties.

****

Statements included in this eport regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.

G.ACCION INCOME STATEMENT

For the first quarter ended March 31, 2002

	First Quarter		
	*Mar/31/02 US$ Thousands **	**Mar/31/02 Ps. Thousands**	Mar/31/01 Ps. Thousands
Revenues			
Leasing revenues	11,768	**107,648**	91,783
Sale of developed property	453	**4,148**	168,067
Services to third parties	3,144	**28,765**	51,505
Total Operating Revenues	15,366	**140,560**	311,355
Costs			
Leasing			
Real estate tax	1,013	**9,271**	12,119
Maintenance	250	**2,285**	1,338
Other	117	**1,074**	1,187
Subtotal Leasing	1,381	**12,630**	14,645
Developed property	253	**2,314**	133,831
Services to third parties	838	**7,667**	45,263
Total costs	2,472	**22,611**	193,739
Gross Income	12,894	**117,949**	117,617
Administrative expenses	1,383	**12,651**	13,603
Selling expenses	4	**35**	28
	1,387	**12,686**	13,631
EBITDA	**11,507**	105,263	**103,986**
Depreciation	2,805	**25,660**	19,267
Amortization of initial direct leasing costs	423	**3,866**	3,014
Operating (loss) income	8,279	**75,737**	81,704
Comprehensive costs of financing			
Interest income	(143)	**(1,308)**	(2,263)
Interest expense	5,190	**47,476**	53,220
Exchange loss (gain). Net	(5,357)	**(49,007)**	(39,874)
Gain (loss) on monetary position	(2,858)	**(26,148)**	(18,762)
	(3,169)	**(28,987)**	(7,679)
Other net income	307	**2,808**	974
Income (loss) before provisions for taxes and equity in results of affiliated companies	11,755	**107,531**	90,357
Provisions for:			
Income taxes	1,485	**13,580**	1,100
Deferred Taxes	1,501	**13,731**	0
Asset tax	640	**5,854**	4,101
	3,626	**33,165**	5,201
Income (loss) before equity in results of affiliates co.	8,130	**74,366**	85,156
Equity in income (loss) from affiliated companies	(7)	**(62)**	(85)
Net (loss) income	8,123	**74,304**	85,071
Net (loss) income applicable to minority stockholders	(269)	**(2,460)**	(2,510)
Net (loss) income	7,854	**71,844**	82,562

*Exchange rate as of 03/31/02 US$ 1.00 = Ps. 9.15

G.ACCION BALANCE SHEET

As of March 31, 2002

	Ended March 31		12/31/2001
	*2002 (US$ Thousands)**	2002 (Ps. Thousands)	(Ps. Thousands)
Current			
Cash and cash equivalents	15,939	**144,883**	170,857
Account receivable, net	17,280	**157,074**	154,699
Receivables from related parties	579	**5,261**	5,493
Construction inventories	0	**0**	0
Prepaid expenses	3,178	**28,890**	5,762
Total Current Assets	36,976	336,108	336,811
Investment in shares of affiliated companies	2,962	**26,926**	25,870
Trusts	2,319	**21,079**	20,355
Property held for lease, net	439,350	**3,993,689**	4,012,360
Building and equipment, net	9,691	**88,087**	96,493
Other assets	11,836	**107,585**	116,568
Pre-paid income tax	0	**0**	0
Total Assets	503,132	4,573,474	4,608,457
Liabilities and Stockholders' Equity			
Bank loans and current portion of Long term debt	12,162	**110,557**	100,348
Other accounts payable and accrued liabilities	5,075	**46,128**	67,978
Affiliates	9,803	**89,111**	70,850
Guaranty Deposits	2,358	**21,434**	22,980
Income tax payable	3,089	**28,077**	2,791
Acquisition liabilities	0	**0**	0
Total Current Liabilities	32,487	295,306	264,948
Long-term debt	227,380	**2,066,881**	2,155,927
Deferred tax payable	4,144	**37,665**	58,919
Convertible Obligations	50,232	**456,606**	486,619
Acquisition Liabilities	0	**0**	0
Total Liabilities	314,243	2,856,459	2,966,413
Common stock	6,288	**57,154**	57,154
Restatement	14,804	**134,572**	134,435
Additional paid-in capital	101,736	**924,784**	924,784
Convertible Options	2,000	**18,180**	18,772
Income (Loss) of period	7,904	**71,844**	214,257
Accumulated losses	(24,998)	**(227,236)**	(441,493)
Cumulative restatement effect	68,896	**626,265**	626,265
Cumulative deferred income tax	6,712	**61,015**	61,015
Minority Interest	5,549	**50,437**	46,718
Total Stockholders' Equity	188,890	1,717,015	1,642,044
Total Liabilities and Stockholders' Equity	503,132	4,573,474	4,608,457

*Exchange rate as of 03/31/02 US$1 = Ps. 9.15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** Quarter: **1** Year: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,552,395**	100	**3,735,476**	100
2	**CURRENT ASSETS**	**336,108**	7	**307,207**	8
3	CASH AND SHORT-TERM INVESTMENTS	144,883	3	158,156	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	93,483	2	121,268	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	68,852	2	2,019	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	28,890	1	25,764	1
8	**LONG-TERM**	**26,926**	1	**31,447**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	26,926	1	31,447	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**4,081,776**	90	**3,215,488**	86
13	PROPERTY	4,068,479	89	3,116,308	83
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	123,850	3	56,023	1
16	ACCUMULATED DEPRECIATION	291,150	6	207,053	6
17	CONSTRUCTION IN PROGRESS	180,597	4	250,210	7
18	**DEFERRED ASSETS (NET)**	**107,585**	2	**181,334**	5
19	**OTHER ASSETS**	**0**	0	**0**	0
20	**TOTAL LIABILITIES**	**2,856,458**	100	**2,260,453**	
21	**CURRENT LIABILITIES**	**290,676**	10	**231,556**	10
22	SUPPLIERS	17,670	1	22,420	1
23	BANK LOANS	110,557	4	80,679	4
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	28,077	1	11,287	0
26	OTHER CURRENT LIABILITIES	134,372	5	117,170	5
27	**LONG-TERM LIABILITIES**	**2,506,683**	88	**2,000,889**	89
28	BANK LOANS	2,002,849	70	1,729,296	77
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	503,834	18	271,593	12
31	**DEFERRED LOANS**	**59,099**	2	**28,008**	1
32	**OTHER LIABILITIES**	**0**	0	**0**	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,695,937**		100 **1,475,023**	
34	**MINORITY INTEREST**	**50,437**	3	**34,312**	2
35	**MAJORITY INTEREST**	**1,645,500**	97	**1,440,711**	98
36	**CONTRIBUTED**	**1,134,690**	67	**1,136,625**	77
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,154	3	57,154	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	134,572	8	134,575	9
39	PREMIUM ON SALES OF SHARES	924,784	55	924,803	63
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	18,180	1	20,093	1
41	**CAPITAL INCREASE (DECREASE)**	**510,810**	30	**304,086**	21
42	RETAINED EARNINGS AND CAPITAL RESERVE	(225,272)	(13)	(439,537)	(30)
43	REPURCHASE FUND OF SHARES	37,973	2	34,782	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	626,265	37	626,278	42
45	NET INCOME FOR THE YEAR	71,844	4	82,563	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**144,883**	100	**158,156**	100
46	CASH	100,991	70	97,789	62
47	SHORT-TERM INVESTMENTS	43,892	30	60,367	38
18	**DEFERRED ASSETS (NET)**	**107,585**	100	**181,334**	
48	AMORTIZED OR REDEEMED EXPENSES	71,753	67	84,838	47
49	GOODWILL	35,574	33	37,643	21
50	DEFERRED TAXES	0	0	58,853	32
51	OTHERS	258	0	0	0
21	**CURRENT LIABILITIES**	**290,676**	100	**231,556**	
52	FOREING CURRENCY LIABILITIES	138,942	48	122,058	53
53	MEXICAN PESOS LIABILITIES	151,734	52	109,498	47
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**134,372**		100 **117,170**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	988	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	134,372	100	116,182	99
27	**LONG-TERM LIABILITIES**	**2,506,683**	100	**2,000,889**	
59	FOREING CURRENCY LIABILITIES	2,486,458	99	1,977,542	99
60	MEXICAN PESOS LIABILITIES	20,225	1	23,347	1
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**503,834**	100	**271,593**	
63	OTHER LOANS WITH COST	439,802	87	271,593	100
64	OTHER LOANS WITHOUT COST	64,032	13	0	0
31	**DEFERRED LOANS**	**59,099**	100	**28,008**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	37,665	64	0	0
67	OTHERS	21,434	36	28,008	100
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**626,265**		100 **626,278**	100
70	ACCUMULATED INCOME DUE TO MONETARY	435,258	70	417,671	67
71	INCOME FROM NON-MONETARY POSITION	191,007	30	208,607	33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER:1 YEAR2002
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	45,432	75,651
73	PENSIONS FUND AND SENIORITY	331	351
74	EXECUTIVES (*)	6	4
75	EMPLOYERS (*)	69	82
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	125,540,698	125,540,698
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**140,560**	**100**	**311,355**	**100**
2	COST OF SALES	22,611	16	193,738	62
3	**GROSS INCOME**	**117,949**	**84**	**117,617**	**38**
4	OPERATING	42,212	30	35,912	12
5	**OPERATING**	**75,737**	**54**	**81,705**	**26**
6	TOTAL FINANCING	(28,987)	(21)	(7,678)	(2)
7	**INCOME AFTER FINANCING COST**	**104,724**	**75**	**89,383**	**29**
8	OTHER FINANCIAL OPERATIONS	(2,808)	(2)	(973)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**107,532**	**77**	**90,356**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	33,165	24	5,201	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**74,367**	**53**	**85,155**	**27**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(63)	0	(83)	0
13	**CONSOLIDATED NET INCOME OF**	**74,304**	**53**	**85,072**	**27**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**74,304**	**53**	**85,072**	**27**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**74,304**	**53**	**85,072**	**27**
19	NET INCOME OF MINORITY INTEREST	2,460	2	2,509	1
20	**NET INCOME OF MAJORITY INTEREST**	**71,844**	**51**	**82,563**	**27**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**140,560**	**100**	**311,355**	**100**
21	DOMESTIC	140,560	100	311,355	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	11,867	8	12,790	4
6	**TOTAL FINANCING COST**	**(28,987)**	**100**	**(7,678)**	**100**
24	INTEREST PAID	47,476	164	53,219	693
25	EXCHANGE LOSSES	(1,105)	(4)	82,330	1,072
26	INTEREST EARNED	1,308	5	2,262	29
27	EXCHANGE PROFITS	47,902	165	122,204	1,592
28	GAIN DUE TO MONETARY POSITION	(26,148)	(90)	(18,761)	(244)
8	**OTHER FINANCIAL OPERATIONS**	**(2,808)**	**100**	**(973)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(2,808)	(100)	(973)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**33,165**		100 **5,201**	100
32	INCOME TAX	27,311	82	5,201	100
33	DEFERED INCOME TAX	5,854	18	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 1 YEAR 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	140,561	311,357
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	537,222	675,992
39	OPERATION INCOME (**)	113,663	232,269
40	NET INCOME OF MAYORITY INTEREST(**)	203,539	98,245
41	NET CONSOLIDATED INCOME (**)	216,444	108,314

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	74,304	85,072
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(45,426)	(36,359)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	28,878	48,713
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	4,887	(17,181)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	33,765	31,532
6	CASH FLOW FROM EXTERNAL FINANCING	(60,435)	(44,231)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	(60,435)	(44,231)
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	693	13,547
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(25,977)	848
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	170,860	157,308
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	144,883	158,156

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(45,426)**	**(36,359)**
13	DEPRECIATION AND AMORTIZATION FOR THE	29,526	22,281
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	(7)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(49,007)	(39,872)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(26,148)	(18,761)
17	+ (-) OTHER ITEMS	203	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**4,887**	**(17,181)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	23,772	(46,754)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(17,779)	11,311
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	287	4,488
22	+ (-) INCREASE (DECREASE) IN OTHER	(1,393)	13,774
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(60,435)**	**(44,231)**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(48,201)	(44,231)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(12,234)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**693**	**13,547**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(17,301)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	1,417	30,848
39	+ (-) OTHER ITEMS	(724)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 1 **2002**

G. ACCION S.A. DE C.V.

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	52.86	%	27.32	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.37	%	6.82	%
3	NET INCOME TO TOTAL ASSETS (**)	4.75	%	2.90	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	35.19	%	22.05	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.12	times	0.18	times
7	NET SALES TO FIXED ASSETS (**)	0.13	times	0.21	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	52	days	31	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.96	%	10.98	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.75	%	60.51	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.68	times	1.53	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	91.91	%	92.88	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	61.41	%	62.23	%
15	OPERATING INCOME TO INTEREST PAID	1.60	times	1.54	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.19	times	0.30	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.16	times	1.33	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.16	times	1.33	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.12	times	0.14	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	49.84	%	68.30	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	20.54	%	15.65	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.48	%	(5.52)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.71	times	0.59	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 1 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.72		$ 0.81	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.72		$ 0.81	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 13.11		$ 11.48	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.37	times	0.42	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	2.78	times	5.69	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

LUIS GUTIÉRREZ GUAJARDO, CEO OF G.ACCIÓN, STATED: "I AM PLEASE TO ANNOUNCE G.ACCIÓN'S FIRST QUARTER RESULTS WHICH REFLECT THE STRENGTH OF OUR CORPORATE STRATEGY BY DEMONSTRATING SOLID FINANCIAL RESULTS DESPITE A DIFFICULT ECONOMIC ENVIRONMENT.

WHEN COMPARED TO THE FIRST THREE MONTHS OF 20001, LEASING REVENUES, WHICH REPRESENT OUR CORE BUSINESS, INCREASED 17.3%; EBITDA SHOWED A SLIGHT INCREASE OF 1.2% DUE TO THE NON-RECURRING REVENUES REALIZED IN THE FIRST QUARTER OF 2001, AND THE RECENT PESO APPRECIATION. OUR NET INTEREST COVERAGE RATIO INCREASED 11.7% TO 2.28X, REFLECTING G.ACCIÓN'S ABILITY TO MEET OUR FINANCIAL OBLIGATIONS. ADDITIONALLY OUR CONTINUED COMMITMENT TO COST-REDUCTION INITIATIVES RESULTED IN A 6.9% DECREASE IN OUR SG&A COSTS.

I AM ESPECIALLY PLEASED TO ANNOUNCE OUR NEW PARTNERSHIP WITH AMB PROPERTY CORPORATION. AMB IS ONE OF THE LARGEST OWNERS AND OPERATORS OF INDUSTRIAL REAL ESTATE IN THE U.S. AMB'S STRONG PRESENCE AND EXPERIENCE IN THE TRANSPORTATION INDUSTRY PROVIDE AN OPPORTUNITY TO SIGNIFICANTLY INCREASE OUR PORTFOLIO IN-LINE WITH OUR STRATEGY OF OFFERING COMPLETE REAL ESTATE SOLUTIONS TO MULTINATIONAL COMPANIES SEEKING TO BENEFIT FROM THE EFFICIENCIES OF MANUFACTURING IN MEXICO.

FINANCIAL BENEFITS FROM THIS RELATIONSHIP WILL BE REFLECTED IN OUR RESULTS OVER THE COMING MONTHS AND YEARS. THIS PARTNERSHIP, AS WELL AS OUR STRONG RELATIONSHIP WITH THE PEABODY GROUP, G.ACCIÓN'S LARGEST SHAREHOLDER, WILL CONSOLIDATE OUR LEADING POSITION IN THE MEXICAN REAL ESTATE MARKET WHILE ALLOWING US TO STRENGTHEN OUR PARTICIPATION IN THE MOST IMPORTANT CITIES FOR THE DISTRIBUTION AND MAQUILADORA SEGMENT OF THE REAL ESTATE INDUSTRY."

CORPORATE EVENTS

· ON APRIL 8, 2002 G.ACCÓN ANNOUNCED THAT IT HAS FORMED A STRATEGIC ALLIANCE WITH AMB PROPERTY CORP. (NYSE: AMB), ONE OF THE LARGEST OWNERS AND OPERATORS OF INDUSTRIAL REAL ESTATE IN THE U.S., TO ACQUIRE, DEVELOP AND OPERATE INDUSTRIAL PROPERTIES IN MEXICO. THIS ALLIANCE INITIALLY TARGETS THE MEXICO CITY, GUADALAJARA AND MONTERREY MARKETS, WHICH ARE GROWING AREAS WHERE CUSTOMERS HAVE THE GREATEST NEED FOR INDUSTRIAL FACILITIES.

1 EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN TRANSLATED FROM SPANISH INTO ENGLISH FOR USE OUTSIDE OF MEXICO. THESE FINANCIAL STATEMENTS ARE PRESENTED ON THE BASIS OF ACCOUNTING PRINCIPIES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP). CERTAIN ACCOUNTING PRACTICES APPLIED BY THE COMPANY THAT CONFORM WITH MEXICAN GAAP DO NOT CONFORM WITH CCOUNTING PRINCIPIES GENERALLY ACCEPTED IN OTHER COUNTRIES.

2 ACTIVITIES AND SIGNIFICANT EVENTS:
ACTIVITIES-

G..ACCIÓN, S.A. DE C. V., ("G. ACCIÓN" OR THE "COMPANY") IS THE HOLDING COMPANY OF A GROUP OF COMPANIES THAT ARE MAINLY ENGAGED IN REAL ESTATE DEVELOPMENT, LEASING, PURCHASING, SELLING AND MANAGEMENT ACTIVITIES. THE COMPANY FOCUSED ITS BUSINESS STRATEGY ON THE ACQUISITION, SALE AND MARKETING OF PROPERTIES BUILT FOR INDUSTRIAL PURPOSES AND TO BE USED AS CORPORATE OFFICES. CONSEQUENTLY, MANAGEMENT DECIDED TO SELL THE PROPERTIES WITH COMMERCIAL SPACES, WHILE THEY ARE BEING LEASED.

SIGNIFICANT EVENTS-
DURING 2001, THE COMPANY DREW US$20.6 MILLION FROM THE FINANCING CONTRACT ENTERED INTO WITH PEABODY (RELATED PARTY) IN 1999, WHICH ESTABLISHES A CREDIT FACILITY OF UP TO US$52 MILLION FOR THE ACQUISITION OF REAL ESTATE PROJECTS. THIS LOAN IS BEING DOCUMENTED THROUGH THE ISSUANCE OF DEBENTURES CONVERTIBLE INTO CAPITAL STOCK. AS OF DECEMBER 31, 2001, DRAWS AMOUNTED TO US$51.3 MILLION.

DURING MARCH AND JUNE 2001, THE COMPANY SOLD PLAZA OPCIÓN RÍO MAGDALENA AND PLAZA CUERNAVACA. LIKEWISE, DURING 2001 THE COMPANY INCREASED ITS INDUSTRIAL PORTFOLIO IN NORTHEN MEXICO THROUGH THE ACQUISITION OF 78,400 M2 MAINLY IN CIUDAD JUÁREZ, MONTERREY, SALTILLO AND REYNOSA, WHERE OPERADORA DE CENTROS COMERCIALES OPCIÓN (OCCO) ACQUIRED SIX INDUSTRIAL FACILITIES FOR A TOTAL OF $321 MILLION. FURTHERMORE, FIRPO FIESTA COAPA ACQUIRED A OFFICE BUILDING IN MONTERREY, N.L. FOR $337 MILLION.

AS OF DECEMBER 2001 THE COMPANY OWNS A PORTFOLIO OF 522,621 M2 FOR OFFICE DEVELOPMENTS AND INDUSTRIAL FACILITIES, WITH AN OCCUPANCY RATE OF 95%.

3 BASIS OF CONSOLIDATION:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF G. ACCIÓN, S.A. DE C.V. AND THOSE OF ITS SUBSIDIARIES WHERE CONTROL IS EXERCISED. ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

EQUITY IN RESULTS AND CHANGES IN EQUITY OF SUBSIDIARIES THAT ARE BOUGHT OR SOLD DURING THE YEAR ARE INCLUDED IN THE FINANCIAL STATEMENTS FROM OR UP TO THE DATE OF THE TRANSACTIONS AND ARE RESTATED IN TERMS OF THE PURCHASING POWER

OF THE MEXICAN PESO AT YEAREND.

4 SIGNIFICANT ACCOUNTING POLICIES:

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE THAT MANAGEMENT MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REQUIRED DISCLOSURES THEREIN. WHILE THE ESTIMATES AND ASSUMPTIONS USED MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT BELIEVES THAT THEY WERE ADEQUATE UNDER THE CIRCUMSTANCES.

CHANGE IN ACCOUNTING POLICY-

BULLETIN C-2, "FINANCIAL INSTRUMENTS", REQUIRES THAT ALL THE EFFECTS OF CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES, USING DIFFERENT VALUATION METHODS. THE MAJORITY FINANCIAL INSTRUMENTS CONTRACTED FOR FINANCING PURPOSES ARE VALUED AT COST AND AFFECT THE INTEGRAL COST OF FINANCING IN EACH ACCOUNTING PERIOD. AS OF DECEMBER 31, 2001, THE FINANCIAL POSITION OF THE COMPANY WAS NOTMODIFIED AS A RESULT OF THE ADOPTION OF THIS BULLETIN.

RECOGNITION OF THE EFFECTS OF INFLATION IN THE FINANCIAL INFORMATION-
THE CONSOLIDATED FINANCIAL STATEMENTS COMPREHENSIVELY RECOGNIZE THE EFFECTS OF INFLATION ACCORDING TO PROVISIONS UNDER BULLETIN B-10.
CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER. FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) PUBLISHED BY BANCO DE MÉXICO WERE APPLIED TO RESTATE THE CONSOLIDATED FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF MEXICAN PESOS WITH PURCHASING POWER AS OF PERIOD. THE PROCEDURES WERE AS FOLLOWS:

-BALANCE SHEET:
PROPERTY HELD FOR SALE NET OF DEPRECIATION WAS RESTATED THROUGH DECEMBER 31,1999, USING FACTORS DERIVED FROM THE NCPI FROM THE DATE OF ACQUISITION OR CONSTRUCTION. THESE PROPERTIES HAVE BEEN VALUED AT THEIR ESTIMATED REALIZABLE VALUE AND BEGINNING ON JANUARY 1, 2000, ARE CONSIDERED AS A MONETARY ITEM, AND MAY NOT BE RESTATED OR DEPRECIATED.

INVESTMENT IN ASSOCIATED COMPANIES ARE VALUED ACCORDJNG TO THE EQUITY METHOD AND RESTATED BASED ON THE RESTATED FJNANCIAL STATEMENTS OF THE COMPANIES. OTHER PERMANENT INVESTMENTS ARE RECORDED AT THEIR ACQUISITION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI.

PROPERTY HELD FOR LEASE, FURNITURE AND EQUIPMENT, OTHER ASSETS AND GOODWILL ARE RECORDED AT THEIR ACQUISITION OR CONSTRUCTION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI THROUGH THE MOST RECENT YEAREND, AND THEIR DEPRECIATION AND AMORTIZATION ARE CALCULATED ACCORDING TO RESTATED ASSET VALUES AND THE USEFUL LIFE OF EACH ASSET, OR BASED ON THE TERM OVER WHICH THE BENEFIT FROM THE INVESTMENT IS EXPECTED TO BE REALIZED.

PAID-IN CAPITAL AND THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS ARE RESTATED USING FACTORS DERIVED FROM THE NCPI CUMULATIVE FROM THE DATE OF CONTRIBUTION OR GENERATION THROUGH PERIOD.

-STATEMENT OF INCOME:
REVENUES, COSTS AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE THROUGH THE PERIOD, BASED ON FACTORS DERIVED FROM THE NCPI.
THE GAIN FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF THE PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH THE FACTOR OF INFLATION DERIVED FROM THE NCPI, AND IS RESTATED THROUGH THE PERIOD WITH THE CORRESPONDING FACTOR. GAINS ARE THE RESULT OF MAINTAINING A NET MONETARY LIABILITY POSITION AND LOSSES ARE THE RESULT OF MAINTAINING A NET MONETARY ASSET POSITION IN AN INFLATIONARY PERIOD.

-OTHER STATEMENTS:
THE CUMULATIVE EFFECT OF RESTATEMENT SHOWN IN THE CONSOLJDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY RESULTS MAINLY FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC PRICE LEVELS OF SUCH ASSETS AS COMPARED TO THE NCPI. THIS RESTATEMENT EFFECT WAS RECOGNIZED THROUGH 1996, SINCE UP UNTIL THEN THE COMPANY RESTATED PROPERTY HELD FOR LEASE BASED ON THE VALUES DETERMINED BY INDEPENDENT APPRAISALS.

THE CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND CHANGES IN FINANCIAL POSITION PRESENT THE CHANGES IN CONSTANT MEXICAN PESOS.

CASH AND CASH EQUIVALENTS AND RESTRICTED FUNDS-
CASH EQUIVALENTS ARE PRIMARILY SHORT-TERM INVESTMENTS VALUED AT MARKET (COST PLUS ACCRUED INTEREST). CASH INCLUDES RESTRICTED FUNDS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL FOR AS LONG AS THEY ARE NOT APPLIED BY THE LATTER TO SERVICE THE CORRESPONDING DEBT OR TO CREATE RESERVES FOR VARIOUS PURPOSES RELATED TO THE PROPERTIES AND WILL ONLY BE DISPOSED UNDER GE CAPITAL INSTRUCTJONS.

OTHER ASSETS-
OTHER ASSETS CONSIST PRIMARILY OF INITIAL LEASING COSTS, SUCH AS COMMISSIONS PAID TO REAL ESTATE BROKERS .INITIAL LEASING COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASE AGREEMENTS.

GOODWILL-
GOODWILL RESULTED FROM THE ACQUISITION OF ASSETS OWNED BY SANTA FE III AT PRICES GREATER THAN BOOK VALUE AND WILL BE AMORTIZED OVER 16 YEARS, THE TERM OVER WHICH IT IS ESTIMATED THAT ADDITIONAL BENEFITS WILL BE GENERATED FROM THE INVESTMENT.

INCOME TAXES AND EMPLOYEE PROFIT SHARING:
THE COMPANY DETERMINES AND RECORDS INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING BASED ON TAX REGULATIONS IN EFFECT AND IN ACCORDANCE BULLETIN D-4 .ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING.. WHICH BECAME EFFECTIVE ON JANUARY 1, 2000. THIS BULLETIN REQUIRES RECOGNITION OF LIABILITIES AND ASSETS RESULTING FROM DEFERRED TAXES ON ALL TEMPORARY DIFFERENCES ARISING BETWEEN THE BOOK AND TAX BALANCES OF ASSETS AND

LIABILITIES. THE EFFECT OF THE ADOPTION OF THIS BULLETIN WAS APPLIED DIRECTLY TO STOCKHOLDERS. EQUITY AS ESTABLISHED BY THE BULLETIN.

THE COMPANY RECORDS THE DEFERRED INCOME AND ASSET TAX EFFECTS. BASED ON THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. EMPLOYEE PROFIT SHARING HAS BEEN CALCULATED TAKING INTO CONSIDERATION THE TEMPORARY DIFFERENCES RESULTING FROM THE RECONCILIATION BETWEEN THE NET INCOME OF THE YEAR AND INCOME FOR EMPLOYEE PROFIT SHARING PURPOSES THAT ARE EXPECTED TO REVERSE DURING A DETERNLINED PERIOD. HOWEVER, AS OF DECEMBER 31, 2001 THERE WERE NO TEMPORARY DIFFERENCES WITH THESE CHARACTERISTICS.

THE PROVISION FOR DEFERRED TAXES FOR THE YEAR IS DETERMINED BY COMPARING THE BEGINNING AND FINAL DEFERRED TAX BALANCES.

EMPLOYEE BENEFITS-
UNDER MEXICAN LABOR LAWL, SERVICIOS CORPORATIVOS G.C., S.A. DE C. V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCIÓN, S.A. DE C. V., SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES, ARE LIABLE FOR SENIORITY PREMIUMS.
THE COMPANY'S POLICY IS TO RECOGNIZE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM SENIORITY PREMIUM LIABILITY. MANAGEMENT BELIEVES THAT DUE TO THE REDUCED NUMBER OF EMPLOYEES, THE RECORDED LIABILITY WOULD NOT DIFFER SUBSTANTIALLY FROM THE LIABILITY DETERMINED BY AN ACTUARIAL CALCULATION.

INDEMNITY PAYMENTS TO INVOLUNTARILY TERNLINATED EMPLOYEES ARE CHARGED TO RESULTS IN THE PERIOD IN WHICH THEY ARE MADE.
AS OF DECEMBER 31.2001 AND 2000. THE LIABILITY FOR SENIORITY PREMIUMS AMOUNTED TO $330 AND $357. RESPECTIVELY.
SECURITY DEPOSITS.
SECURITY DEPOSITS CONSIST MAINLY OF AMOUNTS PROVIDED BY TENANTS TO GUARANTEE PAYMENT ON THE COMPANY.S LEASED SPACES. DEPOSIT AMOUNTS REPRESENT ONE OR TWO MONTHS. RENT. DEPENDING ON THE LEASE AGREEMENTS IN EFFECT.

RECOGNITION OF REVENUES AND COSTS-
LEASE REVENUES AND COSTS ARE RECOGNIZED AS RENTAL PAYMENTS BECOME DUE AND COSTS ARE INCURRED. RESPECTIVELY.

REVENUES AND COSTS FROM THE SALE OF PROPERTY ARE RECOGNIZED USING THE PERCENTAGE-OF-COMPLETION METHOD FROM THE DATE OF EXECUTION OF THE UNDERLYING PURCHASE/SALE AGREEMENTS AND PROVIDED CERTAIN REQUIREMENTS ARE MET. THE DIFFERENCE BETWEEN THE OVERALL AMOUNT OF REVENUES BILLED AND/OR COLLECTED ACCORDING TO THE AGREEMENTS AND THE AMOUNTS RECORDED IN RESULTS IS SHOWN IN THE BALANCE SHEET AS DEFERRED CREDITS OR ADVANCE PAYMENTS FROM CLIENTS,RESPECTIVELY. COMMON COSTS ARE RECORDED IN RESULTS BASED ON THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES CONSIST PRIMARILY OF REVENUES FROM THE MANAGEMENT OF PARKING FACILITIES, APPRAISALS AND CONSTRUCTION SUPERVISION FEES, WHICH ARE RECOGNIZED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL COST OF FINANCING-
INTEGRAL COST OF FINANCING INCLUDES ALL FINANCIAL REVENUES AND EXPENSES, SUCH

AS INTEREST INCOME AND EXPENSE, EXCHANGE GAINS OR LOSSES AND GAINS OR LOSSES FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED TO THE EXCHANGE RATE AS OF PERIOD END, AFFECTING INCOME AS PART OF THE INTEGRAL COST OF FINANCING.
CERTAIN SUBSIDIARIES CAPITALIZE THE INTEGRAL COST OF FINANCING INCURRED DURING THE CONSTRUCTION PERIOD FOR DEBT USED TO FINANCE THE CONSTRUCTION OF PROPERTY. CAPITALIZED AMOUNTS ARE AMORTIZED OVER THE USEFULLIFE OF THE PROJECT OR ARE EXPENSED AT THE TIME THE PROJECT IS SOLD.

EARNINGS PER SHARE.
THE BASIC EARNINGS PER SHARE OF EACH PERIOD WERE CALCULATED BY DIVIDING THE NET MAJORITY INCOME BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES IN EACH PERIOD.

COMPREHENSIVE INCOME.
COMPREHENSIVE INCOME IS EQUAL TO THE NET CONSOLIDATED INCOME FOR THE YEAR SINCE THE COMPANY HAS NOT GENERATED ANY EFFECTS THAT REQUIRE TO BE PRESENTED DIRECTLY UNDER STOCKHOLDERS' EQUITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 1 YEAR: **2002**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 OPCION SANTA FE III, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	72,389,521	99.99	77,058	245,319
2 INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	(15,911)
3 OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	COMPRAVENTA DE INMUEBLES	28,529,494	99.99	29,529	422,121
4 SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	COMPAÑÍA DE SERVICIOS	9,990	99.90	9,990	(6,991)
5 OPCION JAMANTAB, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,834,839	99.99	19,681	158,703
6 INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	52,558,229	99.99	53,979	51,060
7 INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	77,965,190	99.99	100,740	134,229
8 SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	COMPAÑIA DE SERVICIOS	17,000	99.99	17	470
9 INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	38,504,279	99.89	38,504	70,571
10 MONTES URALES III, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	22,230,384	89.29	36,899	35,364
11 RECINTO GRUPO INMOBILIARIO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,552,000	99.99	19,524	31,023
12 GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	6,577,569	99.86	6,578	0
13 OPCION LA FE, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	30,194,000	99.99	30,194	115,099
14 CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	OPERADORA DE ESTACIONAMIENTO	25,000	50.00	25	35,919
15 INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.}	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	24,095
16 CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	42,234,211	99.99	70,198	373,555
17 PROYECTO COMERCIAL ACCION, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	6,437,063	99.99	6,437	27,906
18 SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V	COMPAÑIA DE SERVICIOS	49,999	99.90	50	29,069
19 CENTRO DE ACOPIO TEPOTZOTLAN, S.A.DE C.V	COMPRAVENTA DE INMUEBLES	8,734,567	99.99	62,528	78,951
20 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				562,031	1,810,552
ASSOCIATEDS					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2002**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITIOI COST	PRESENT VALUE (3)
1	FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	COMPRAVENTA DE INMUEBLES	3,378,176	6.70	14,274	5,336
2	INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	COMPRAVENTA DE INMUEBLES	10,802,441	37.09	11,757	(2,671)
3	CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	AGENTES INMOBILIARIOS	25,000	50.00	25	19,629
4	SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	COMPAÑIA DE SERVICIOS	25,000	50.00	25	25
5	CENTRO COMERCIAL ENSENADA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	750,960	99.99	751	0
6	PROFESIONALES EN ESTACIONAMIENTOS, S.A. DE C.V	OPERADORA DE ESTACIONAMIENTO	24,090	99.00	1,855	1,855
7	INMOBILIARIA BEGUT, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	2,500	50.00	2,229	2,752
			0	0.00	0	0
	TOTAL INVESTMENT IN ASSOCIATEDS				30,916	26,926
	OTHER PERMANENT INVESTMENTS					0
	TOTAL					1,837,478

NOTES

WITH RESPECT TO THE AFFILIATE COMPANIES IN WHICH THERE IS AN OWNERSHIP OF MORE THAN 50%, THESE ARE NOT CONSOLIDATE DUE TO THE FACT THAT THERE IS NOT DIRECT PARTICIPATION IN ITS MANAGEMENT, EVEN THOUGH THERE ARE EQUAL RIGHTS GRANTED TO BOTH PARTNERS IN THE BOARD OF DIRECTORS. NOTWITHSTANDING THE ABOVE, THERE IS NOT EFFECTIVE CONTROL OVER THEM. WITH RESPECT TO THE COMPANIES WITH A MAJORITY PARTICIPATION, BECAUSE THEY HAVE SUSPENDED THEIR ACTIVITIES OR THEIR ACTIVITIES ARE NOT CONTINUOS THESE COMPANIES ARE NOT CONSOLIDATED INTO G.ACCION RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIGACCION　　　QUARTER: 1　　YEAR: 2002
G. ACCION S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4　　　**CONSOLIDATED**
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,025,058	156,816	1,868,242	878,622	98,570	2,648,294
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	9,889	4,771	5,118	1,128	925	5,321
OFFICE EQUIPMENT	96,529	21,301	75,228	601	290	75,539
COMPUTER EQUIPMENT	12,102	6,292	5,810	1,910	1,636	6,084
OTHER	1,306	424	882	385	125	1,142
DEPRECIABLES TOTAL	**2,144,884**	**189,604**	**1,955,280**	**882,646**	**101,546**	**2,736,380**
NOT DEPRECIATION ASSETS						
GROUNDS	547,683	0	547,683	617,116	0	1,164,799
CONSTRUCTIONS IN PROCESS	148,450	0	148,450	32,147	0	180,597
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**696,133**	**0**	**696,133**	**649,263**	**0**	**1,345,396**
TOTAL	**2,841,017**	**189,604**	**2,651,413**	**1,531,909**	**101,546**	**4,081,776**

STOCK EXCHANGE CODE: GACCION

G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE

ANNEX 05

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.72	0	0	0	0	0	0	0	0	0	9,795	9,385	10,107	10,884	179,539
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	3,066	499	6,290	154,497	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	6.70	0	0	0	0	0	0	0	0	0	21,266	14,690	15,581	15,898	95,140
HIPOTECARIO GE CAPITAL CORP	30/04/2008	5.72	0	0	0	0	0	0	0	0	0	4,875	4,554	4,978	5,447	126,333
HIPOTECARIO GE CAPITAL CORP	30/09/2005	6.97	0	0	0	0	0	0	0	0	0	7,537	7,559	7,855	3,802	111,357
HIPOTECARIO GE CAPITAL CORP	30/09/2005	7.86	0	0	0	0	0	0	0	0	0	9,810	10,015	9,467	79,840	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.80	0	0	0	0	0	0	0	0	0	5,451	5,196	5,669	67,281	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	2,746	2,577	2,762	2,960	60,609
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	3,824	3,621	3,959	49,404	0
HIPOTECARIO GE CAPITAL CORP	21/01/2007	10.50	0	0	0	0	0	0	0	0	0	2,292	1,959	2,168	2,401	49,467
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.57	0	0	0	0	0	0	0	0	0	3,046	2,837	3,089	44,585	0
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.59	0	0	0	0	0	0	0	0	0	1,843	1,564	1,732	1,916	40,347
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.41	0	0	0	0	0	0	0	0	0	1,982	1,780	1,977	2,192	34,517
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.80	0	0	0	0	0	0	0	0	0	2,042	1,798	1,996	2,214	33,880
HIPOTECARIO INVERLAT	29/01/2013	5.89	0	0	0	2,250	3,744	3,503	3,217	27,605	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	1,539	1,444	1,548	1,659	33,976
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.69	0	0	0	0	0	0	0	0	0	1,461	1,127	1,232	1,375	32,120
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	1,318	1,260	1,387	1,527	30,754
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.95	0	0	0	0	0	0	0	0	0	1,786	1,615	1,786	30,487	0
HIPOTECARIO GE CAPITAL CORP	31/05/2008	6.24	0	0	0	0	0	0	0	0	0	1,029	900	989	1,085	27,752
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.22	0	0	0	0	0	0	0	0	0	1,498	1,336	1,502	1,668	25,697

STOCK EXCHANGE CODE: GACCION

G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE

ANNEX 05

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Previous Printing

CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	1,054	1,013	1,115	1,228	24,733
HIPOTECARIO GE CAPITAL CORP	31/05/2008	7.82	0	0	0	0	0	0	0	0	0	903	807	883	971	23,680
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	975	935	1,029	1,133	22,824
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	957	898	963	1,032	21,133
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.15	0	0	0	0	0	0	0	0	0	1,239	1,108	1,224	1,352	19,935
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.72	0	0	0	0	0	0	0	0	0	945	878	943	1,012	21,037
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	894	849	935	1,029	20,728
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	890	835	895	959	19,648
HIPOTECARIO INMOB BANCOMER	16/12/2007	13.57	2,522	20,225	0	0	0	0	0	0	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	811	780	859	946	19,060
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,355	1,283	1,403	17,503	0
HIPOTECARIO GE CAPITAL CORP	31/05/2005	4.93	0	0	0	0	0	0	0	0	0	649	625	687	750	18,304
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	383	68	786	608	18,677
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,275	1,207	1,320	16,468	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	769	722	774	829	16,969
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	668	639	704	775	15,614
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.72	0	0	0	0	0	0	0	0	0	728	715	788	868	13,112
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	830	786	860	10,728	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	479	397	443	493	10,685
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	363	348	383	421	8,489
HIPOTECARIO GE CAPITAL CORP	30/06/2006	5.88	0	0	0	0	0	0	0	0	0	346	618	592	565	6,898

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE

QUARTER: 1 YEAR: 2002

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.72	0	0	0	0	0	0	0	0	0	365	359	398	441	6,914
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	236	196	219	243	5,262
HIPOTECARIO GE CAPITAL CORP	31/10/2006	8.36	0	0	0	0	0	0	0	0	0	165	147	163	180	3,831
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	159	149	160	171	3,502
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	141	132	141	151	3,103
TOTAL BANKS			2,522	20,225	0	2,250	3,744	3,503	3,217	27,605	0	105,785	92,210	104,741	541,978	1,205,626
PROVEEDORES																
SERVICIOS DE CONSTRUCCION			434	0	0	621	0	0	0	0	0	0	0	0	0	0
SERVICIOS PROFESIONALES			3,336	0	0	7,967	0	0	0	0	0	0	0	0	0	0
TESORERIA DEL D.F.			7	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO DE EQUIPOS			0	0	0	5,305	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			3,777	0	0	13,893	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS			117,358	0	0	209	15,574	8,606	9,518	30,335	16,805	0	0	0	439,801	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			117,358	0	0	209	15,574	8,606	9,518	30,335	16,805	0	0	0	439,801	0
			123,657	20,225	0	16,352	19,318	12,109	12,735	57,940	16,805	105,785	92,210	104,741	981,779	1,205,626

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $9.09 PESOS PER $1 U.S. DOLLAR, INCLUDING LOANS BY BANKING INSTITUTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR: **2002**
G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	13,222	121,346	0	0	121,346
TOTAL	**13,222**	**121,346**			**121,346**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	5,541	51,029	0	0	51,029
OTHER	0	0	0	0	0
TOTAL	**5,541**	**51,029**			**51,029**
NET BALANCE	**7,681**	**70,317**			**70,317**
FOREING MONETARY POSITION					
TOTAL ASSETS	**15,054**	**135,110**	0	0	**135,110**
LIABILITIES POSITION	**292,983**	**2,663,220**			**2,663,220**
SHORT TERM LIABILITIES POSITION	17,083	155,292	0	0	155,292
LONG TERM LIABILITIES POSITION	275,900	2,507,928	0	0	2,507,928
NET BALANCE	**(277,929)**	**(2,528,110)**			**(2,528,110)**

STOCK EXCHANGE CODE: **GACCION** QUARTER: 1 YEAR: **2002**

G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF ASSETS WAS OF $8.87 PESOS PER $1 U.S. DOLLAR, WHILE THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $9.09 PESOS PER $1 U.S. DOLLAR, AS OF MARCH 31,2002.

REVENUE AND EXPENSES CORRESPOND TO ALL THE OPERATIONS REALIZAED IN U.S. DOLLARS DURING THE FIRST QUARTER OF 2002. REVENUES FROM LEASE ARE REGISTRED AT EACH MONTH AVERAGE EXCHANGE RATE AND OTHER REVENUE AND EXPENSES ARE REGISTRED AT THE EXCHANGE RATE OF THE INCURRED DATE.

STOCK EXCHANGE CODE:**GACCION** QUARTER: **1** YEAR: **2002**
G. ACCION S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7 **CONSOLIDATED
Previous Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,053,853	2,987,952	(1,934,099)	0.92	17,794
FEBRUARY	1,051,138	2,984,876	(1,933,739)	0.07	(1,353)
MARCH	996,195	2,930,019	(1,933,824)	0.05	9,669
ACTUALIZATION:	0	0	0	0.00	38
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					26,148

NOTES

THE INFLATION FOR THE MONTH OF FEBRAURY, 2002, WAS NEGATIVE 0.07%

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N/A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
N/A		0	0

NOTES

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ARRENDAMIENTO				107,647			
CONSTRUCCION				4,148			
SERVICIOS				28,765			
TOTAL				140,560			

NOTES

SOME OF THE REVENUES GENERATED FROM LEASES AND CONSTRUCTION WERE IN U.S DOLLARS, ALL WITHIN MEXICO

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFEA:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS

- DETERMINED INCOME

+ DEDUCTED WORKER'S PROI

- DETERMINED WORKEF

- DETERMINED RFE

- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFEA:
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **1996**	0.00
Number of shares Outstanding at the Date of the NFEA : (Units)	33,456,834.00

STOCK EXCHANGE COI GACCION QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **G. ACCION S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 1 YEAR 2002

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL			83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
125,540,698
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 10 AD'S POR ACCION
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **1** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. BERNARDO MARTINEZ MONTES DE OCA	**C.P. TOMAS RODRIGUEZ OSORIO**
SUBDIRECTOR DE ADMINISTRACION	**SUBCONTRALOR**

CIUDAD DE MEXICO, D.F., AT OCTOBER 15 OF 2002



For Immediate Release

Investor Relations Contacts:

Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825

Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406-3693

Maria Barona
mbarona@i-advize.com
Tel: (212) 406-3691

BMV: GACCIONB
OTC: GACCIB

www.gaccion.com.mx

G.ACCION

Mexico City, July 26, 2002

G.Acción Announces Second Quarter 2002 Results

G.Acción S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, which invests in, leases and manages high-quality industrial properties and corporate offices for multinational companies, announced today its results of operations for the second quarter ended June 30, 2002. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of June 30, 2002, unless specified otherwise. Due to rounding, some figures and percentages may differ.

Highlights

- **Leasing revenues** increased 22% for the first half reaching Ps. 212 million.
- **SG&A** decreased **18%** when compared to the first half of 2001.
- **Net interest coverage ratio** increased 11% to **2.0x** compared to the first half of 2001.
- **First joint** investment with AMB Property Corp. in Mexico City's surroundings for a distribution center for Procter & Gamble.
- G.Acción's **total leasable portfolio of properties** increased 23% reaching **5.7 million sq.ft**. compared to the area reported for the quarter ended June 31, 2001.

CONFERENCE CALL
Wednesday, July 31, 2002
11:00am (New York Time)
10:00am (Mexico City Time)

Tel: (800) 967-7138 from the U.S.
Tel: (719) 457-2628 from outside the U.S.

Access Code: G.Accion

Speakers
Luis Gutierrez (CEO)
Hector Ibarzabal (CFO and Executive Vice President)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

SECOND QUARTER RESULTS

REVENUES

Revenue from leasing activities reached Ps. 103 million during the second quarter of 2002, which represents a 22% increase when compared with Ps. 84 million reported during the same period of 2001. This result reflects the acquisitions completed during the second half of 2001, which include a portfolio of 8 industrial buildings as well as Citibank's headquarters in Monterrey.

Revenue from sales of developed properties was Ps. 93 million, a 113% increase when compared with Ps. 43 million reported for the same period of the previous year, reflecting the non-recurring sale of non-strategic land lots.

For the second quarter ended June 30, 2002, ***revenue from services to third parties*** reached Ps. 36 million, a 52% increase compared with Ps. 24 million reported during the same period of 2001, due to service fees from the strategic partnership with AMB Property Corp.

As a result of the above-mentioned events, the Company's ***total operating revenue*** increased 53% from Ps. 152 million reported during the second quarter of 2001 to Ps. 233 million reported this quarter.

GROSS INCOME

Gross income for the second quarter of 2002 reached Ps. 95 million, A 5% increase if compared with the Ps. 90 million reported during the same period of 2001.

SG&A

Selling, general and administrative expenses[1] were Ps. 11 million, a 31% decrease when compared with the same period of 2001.

EBITDA

As a result of the above, EBITDA for the second quarter of 2002 reached Ps. 84 million, a 13% increase when compared to the Ps. 75 million reported during the second quarter of 2001.

DEPRECIATION AND AMORTIZATION

Depreciation increased 30% to Ps. 30 million, compared to Ps. 23 million reported during the second quarter of 2001.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 3 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 296 million, due to the recent peso devaluation against the dollar, reflected in the exchange loss for the quarter. Net interest expenses increased 7% to Ps. 48 million. These results reflect the recent peso fluctuation, which caused a Ps. 285 million exchange loss.

WRITE-DOWN

The Company makes periodic valuations of its properties based on the revenues coming from them. Because these revenues are 99% dollar denominated , the value of each asset has not changed in dollar terms. Nevertheless, due to the fact that the Company reports under Mexican General Accepted Principals the gap presented in the last 30 months between Mexican inflation and exchange rate against the dollar, where the Mexican CPI has increased more importantly than the exchange rate, affecting the book value of the Company's assets, the Company is taking a write-down measure, which represents an accounting effect solely, not a cash effect, presented as a Ps 276 million extraordinary loss.

NET INCOME (LOSS)

As a result of the above, G.Accion reported net loss of Ps. 516 million, which reflects the two non-cash effect related to the Ps. 285 million exchange loss and the Ps 276 million extraordinary loss .

---

[1] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.

FIRST HALF RESULTS

REVENUES

Revenue from leasing activities reached Ps. 212 million during the first half of 2002, a 22% increase when compared to the Ps. 173 million reported during the same semester of 2001. This result reflects the acquisitions that took place during the second half of 2001 that have had a direct effect on this year's lease revenues.

Revenue from sales **of** ***developed properties*** was Ps.97 million compared with Ps. 206 million reported for the same period of the previous year, a 53% decrease, reflecting the non-recurring sale of the *Plaza Opcion Rio Magdalena* and *Plaza Cuernavaca* shopping centers in the first half of 2001.

For the first half ended June 30, 2002, ***revenue from services to third parties*** reached Ps. 65 million, representing an 11% decrease compared to the Ps. 74 million reported during the same period of 2001. This was due to the non-recurring revenue realized during the first quarter of 2001 from a break-up fee which was offset by the service revenues derived from the strategic partnership with AMB Property Corp.

As a result of the above-mentioned events, the Company's ***total operating revenue*** declined 17% from Ps. 453 million reported during the second half of 2001 to Ps. 375 million.

GROSS INCOME

Gross income for the first half of 2002 reached Ps. 214 million, which represents a 5% increase when compared to the Ps. 204 million reported during the same period of 2001.

Gross margins for the first half of 2002 was 57%.

SG&A

Selling, general and administrative expenses[2] were Ps. 23 million, an 18% decline when compared to the Ps. 29 million reported during the same period in 2001.

EBITDA

As a result of the above, EBITDA for the first half of 2002 reached Ps. 190 million a 9% increase when compared to the Ps. 175 million reported during the first half of 2001.

DEPRECIATION AND AMORTIZATION

Depreciation increased 34% to Ps. 55 million compared to Ps. 41 million reported during the first half of 2001. Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 7 million, an 8% decrease if compared with the same period of the previous year.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 267 million, while net interest expenses remained almost flat, reaching Ps. 95 million, as a result of an adequate debt structure, where 62% is based on variable rate, taking advantage of actual level of interest rates. These results also reflect the recent peso fluctuations, which resulted in a Ps. 235 million exchange loss

WRITE-DOWN.

The Company makes periodic valuations of its properties based on the revenues coming from them. Because these revenues are 99% dollar denominated , the value of each asset has not changed in dollar terms. Nevertheless, due to the fact that the Company reports under Mexican General Accepted Principals the gap presented in the last 30 months between Mexican inflation and exchange rate against the dollar, where he Mexican CPI has increased more importantly than the exchange rate, affecting the book value of the Company's assets, the Company is taking a write-down measure, which represents an accounting effect solely, not a cash effect, presented as a Ps 276 million extraordinary loss.

NET INCOME

As a result of the above, G.Accion reported net loss of Ps. 444 million for the first half of 2002.

---

[2] Includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries.

PER SHARE INFORMATION
Shares: 128,040,698[3]
EBITDA per share: Ps. 1.48
EPS: Ps.(3.46)

RECENT EVENTS

CORPORATE EVENTS:

- On April 8, 2002 G.Accion announced that it had formed a strategic alliance with AMB Property Corp. (NYSE: AMB), one of the largest owners and operators of industrial real estate in the U.S., to acquire, develop and operate industrial properties in Mexico. This alliance initially targets the Mexico City, Guadalajara and Monterrey markets, which are growing areas where customers have the greatest need for industrial facilities.

- On July 9th, G.Accion, announced that, together with AMB Property Corporation, it is developing a 771,000 sq. ft. distribution center for *Procter & Gamble Manufactura, S. de R.L. de C.V.*, a subsidiary of the Procter & Gamble Company. This facility, located in the northern suburbs of Mexico City in the San Martin Obispo Industrial Park, will be completed by December 2002. This location is preferred by international companies because of its proximity to major highways including the "NAFTA Highway" which links Mexico with the U.S.

PROPERTY PORTFOLIO

As of June 30, 2002, the Company's total portfolio of properties increased 23% to 5.8 million sq.ft. from 4.7 million sq.ft. reported on June 30, 2001. This growth was due to the effects of the acquisitions of industrial properties and build-to-suit developments in Ciudad Juárez, Matamoros, Monterrey, Reynosa, Saltillo, Tijuana and Mexico City, and was partially offset by the sale of *Plaza Cuernavaca* and *Plaza Opción Río Magdalena.*

The following table provides summary data of the Company's properties as of June 30, 2002.

TABLE 1 - PROPERTY SUMMARY

Project	m²	sq. ft.	Occupancy Level	Current Revenues*	G.Accion Owns
OFFICE	**91,638**	***986,382***	**100%**	**23,959,000**	**100%**
INDUSTRIAL	**402,166**	***4,328,875***	**99%**	**25,228,000**	**100%**
OTHER					
Centro Insurgentes**	39,095	*420,815*	100%	6,122,000	20%
Laplaza Oriente	848	*9,128*	100%	164,808	100%
Pabellón Altavista***	3,373	*36,307*	100%	1,152,000	100%
Parque Opción (1st Phase)	1,747,000	18,804,533		-	100%
Santa Fe V (Land reserve)	21,791	*234,566*		-	100%

* Amounts in U.S. dollars on annual basis. (Exchange rate as of June 30, 2002, US$ 1.00 = Ps. 10.13).
** G.Accion manages the property and owns 20% of the leasable area (equal to 60% of total area).
***Includes parking revenues.

TABLE 2 - SUMMARY AS OF 2Q02*

	2Q02*	2Q01	Change %
Total Occupancy Rate	98%	99%	(1%)
Total Property Portfolio*	5,781,507	4,699,281	23.0%

* Includes Centro Insurgentes

TABLE 3 - WEIGHTED AVERAGE LEASE TERM

	JUNE-30-2002
Office Portfolio	5.25 years
Industrial Portfolio	5.43 years
Total Property Portfolio	5.39 years

[3] Shares outstanding and issued.

OCCUPANCY RATE

The following table shows the Company's portfolio, available area and occupancy rates as of June 30, 2002, compared to those reported on June 30, 2001.

TABLE 4 - OCCUPANCY RATE

Property Owned and Managed	Size		As of 6-30-02	As of 6-30-01	%
OFFICE SPACE	m^2	sq.ft.			
Subtotal (includes C. Insurgentes)	**130,733**	***1,407,197***	**100%**	**99%**	**2%**
INDUSTRIAL SPACE	m^2	Sq.ft.			
Subtotal	**402,166**	***4,328,875***	**97%**	**100%**	**(3)%**
RETAIL SPACE	m^2	sq.ft.			
Subtotal	4,220	*45,424*	**100%**	**100%**	**0%**
Total	**537,120**	***5,781,507***	**98%**	**99%**	**(1%)**

PROPERTY DEBT SUMMARY AS OF JUNE 30, 2002

The Company's long-term debt increased by 30% Y-o-Y, reflecting the financing required to implement G.Acción's growth strategy. G.Acción's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the first half of 2002, the net interest coverage ratio increased 22% from 1.8x to 2.2x, reflecting the Company's ability to meet its obligations. As of June 30, 2002, the weighted average cost of the debt was 7.5%.

Table 5 - Debt (Figures as of June 30, 2002)

Institution	Currency	Principal
GE Capital	US $	222,112,613
Inverlat	US $	4,375,726
Total Debt (US$)		**226,488,339**

Institution	Currency	Principal
Bancomer	Mx. Ps.	21,975,595

STATEMENT FROM THE CEO

Luis Gutiérrez Guajardo, CEO of G.Acción, stated: "I am pleased to announce G.Accion's first half results. We believe these reflect the strength of our corporate strategy by demonstrating solid financial results despite a difficult global economic and corporate environment.

When compared to the first six months of 2001, leasing revenues, which represent our core business, increased 22%; EBITDA showed an increase of 9% due to the larger portfolio that the company manages and leases today, plus the service revenues that come from our first joint investment done through our strategic partnership with AMB Property Corp. Our net interest coverage ratio increased 11% to 2.0x, reflecting G.Accion's ability to meet our financial obligations. Additionally, our continued commitment to cost-reduction initiatives resulted in an 18% decrease in our SG&A costs. This good results where offset because of the recent Peso devaluation, which because of Mexican accepted accounting principals, are reflected as a exchange loss, which does not represent a cash flow effect.

I am especially pleased to announce our first joint investment with AMB, just months after announcing our strategic partnership. This transaction marks the beginning of a long-term relationship to supply high-quality real estate solutions for Mexican-based companies.

Financial benefits from this type of investments will be reflected in our results over the coming months and years. Because of our 90/10 structure, G.Accion cannot consolidate the leases coming from this investments at the top of our income statement, but all services coming from these deals will be reflected on the service line, and 10% of the leases will be reflected below our EBITDA line."

ABOUT THE COMPANY

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.

G.ACCION INCOME STATEMENT

	[illegible]			[illegible]		
	*Jun/30/02 US$ Thousands**	**Jun/30/02 Ps. Thousands**	Jun/30/01 Ps. Thousands	*Jun/30/02 US$ Thousands**	**Jun/30/02 Ps. Thousands**	Jun/30/01 Ps. Thousands
Leasing revenues	*10,178*	**103,105**	84,602	*20,938*	**212,098**	173,408
Sale of developed property	*9,198*	**93,171**	43,809	*9,612*	**97,371**	206,415
Services to third parties	*3,632*	**36,789**	24,228	*6,507*	**65,913**	74,059
Total Revenues	***23,007***	**233,065**	**152,639**	***37,056***	**375,382**	**453,882**
Costs						
Leasing						
Real estate tax	*1,111*	**11,252**	11,498	*2,037*	**20,639**	23,224
Maintenance	*543*	**5,502**	1,248	*772*	**7,816**	2,543
Other	*100*	**1,012**	488	*207*	**2,100**	1,638
Subtotal Leasing	***1,754***	**17,766**	**13,234**	***3,016***	**30,555**	**27,405**
Developed property	*8,945*	**90,610**	41,993	*9,176*	**92,953**	171,476
Services to third parties	*2,928*	**29,659**	6,820	*3,694*	**37,422**	50,613
Total costs	***13,626***	**138,036**	**62,047**	***15,887***	**160,930**	**249,494**
Gross Income	***9,381***	**95,029**	**90,592**	***21,170***	**214,452**	**204,388**
Administrative expenses	*1,083*	**10,966**	15,904	*2,347*	**23,775**	29,066
Selling expenses	*4*	**36**	176	*7*	**71**	203
	1,086	**11,002**	**16,080**	*2,354*	**23,846**	**29,269**
EBITDA	***8,295***	**84,027**	**74,512**	***18,816***	**190,606**	**175,119**
Depreciation	*2,961*	**29,995**	22,543	*5,525*	**55,975**	41,184
Amortization of initial direct leasing costs	*292*	**2,960**	4,544	*679*	**6,875**	7,460
Operating (loss) income	***5,041***	**51,072**	**47,425**	***10,563***	**107,006**	**126,475**
Comprehensive costs of financing						
Interest expense	*5,011*	50,762	48,244	*9,756*	98,832	99,735
Interest income	*(178)*	(1,807)	(2,352)	*(309)*	(3,132)	(4,541)
Exchange loss. Net	*28,184*	285,501	(87,022)	*23,285*	235,881	(125,600)
Gain on monetary position	*(3,744)*	(37,922)	(15,831)	*(6,357)*	(64,397)	(33,985)
	29,273	**296,534**	(56,961)	***26,376***	**267,184**	(64,391)
Other net income	***178***	**1,801**	991	***459***	**4,644**	1,932
Income (loss) before provisions for taxes and equity in results of affiliated companies	***(24,053)***	**(243,661)**	105,377	***(13,305)***	**(134,785)**	192,798
Provisions for:						
Income taxes	*(398)*	(4,034)	4,006	*959*	**9,716**	5,070
Asset tax	*(217)*	(2,195)	7,838	*1,156*	**11,707**	11,806
Deferred taxes	*166*	1,678	-	*751*	**7,605**	-
	(449)	**(4,551)**	**11,844**	***2,866***	**29,028**	**16,876**
Income (loss) before equity in results of affiliates co.	***(23,604)***	**(239,110)**	**93,533**	***(16,171)***	**(163,813)**	**175,922**
Write-down	***(27,322)***	**(276,777)**		***(27,322)***	**(276,777)**	
Equity in income (loss) from affiliated companies	***166***	**1,682**	(5,605)	***160***	**1,620**	(5,687)
Net (loss) income applicable to minority stockholders	***(237)***	**(2,398)**	(3,891)	***(483)***	**(4,889)**	(6,319)
Net (loss) income	***(50,997)***	**(516,602)**	**84,037**	***(43,816)***	**(443,859)**	**163,916**

G.ACCION BALANCE

	Ended June 30		
	*2002 (US$ Thousands)**	2002 (Ps. Thousands)	1Q02 (Ps. Thousands)
Current			
Cash and cash equivalents	16,101	**163,113**	146,694
Account receivable, net	15,403	**156,038**	159,038
Receivables from related parties	516	**5,226**	5,326
Construction inventories	-	-	-
Prepaid expenses	2,493	**25,251**	29,251
Total Current Assets	**34,557**	**350,066**	**340,310**
Investment in shares of affiliated companies	2,661	**26,958**	27,263
Trusts	1,952	**19,766**	21,343
Property held for lease, net	354,449	**3,590,577**	4,043,611
Building and equipment, net	10,167	**102,989**	89,188
Other assets	10,852	**109,931**	108,929
Prepaid tax	9,370	**94,919**	
Total Assets	**424,008**	**4,295,206**	**4,630,643**
Liabilities and Stockholders' Equity			
Bank loans and current portion of			
Long term debt	12,100	**122,580**	111,939
Other accounts payable and accrued liabilities	4,219	**42,742**	46,704
Affiliates	7,595	**76,945**	90,225
Guaranty Deposits	3,418	**34,632**	21,702
Income tax payable	596	**6,037**	28,428
Deferred tax payable	-	-	-
Acquisition liabilities	-	-	-
Total Current Liabilities	**27,930**	**282,935**	**298,998**
Long-term debt	224,729	**2,276,512**	2,092,717
Security deposits	50,517	**511,739**	462,314
Differed income tax			38,136
Total Liabilities	**303,177**	**3,071,186**	**2,892,165**
Common stock	5,642	**57,154**	57,869
Restatement	13,523	**136,993**	136,254
Additional paid-in capital	92,433	**936,463**	936,344
Convertible Options	2,000	**20,260**	18,407
Income (Loss) of period	(22,715)	**(230,104)**	(230,077)
Accumulated losses	(43,816)	**(443,859)**	72,742
Cumulative restatement effect	62,603	**634,174**	634,093
Cumulative deferred income tax	6,099	**61,786**	61,778
Minority Interest	5,050	**51,154**	51,067
Total Stockholders' Equity	**146,105**	**1,224,020**	**1,738,478**
Total Liabilities and Stockholders' Equity	**424,008**	**4,295,206**	**4,630,643**

*Exchange rate as of 06/30/02 US$1 = Ps. 10.13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** Quarter: **2** Year: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**4,275,440**	100	**3,906,988**	100
2	**CURRENT ASSETS**	**350,066**	8	**342,335**	9
3	CASH AND SHORT-TERM INVESTMENTS	163,113	4	165,799	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	13,387	0	56,284	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	173,566	4	120,252	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**26,958**	1	**20,362**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	26,958	1	20,362	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,693,566**	86	**3,378,846**	86
13	PROPERTY	4,396,459	103	3,257,545	83
14	MACHINERY AND INDUSTRIAL	145,687	3	0	0
15	OTHER EQUIPMENT	0	0	70,715	2
16	ACCUMULATED DEPRECIATION	955,001	22	223,546	6
17	CONSTRUCTION IN PROGRESS	106,421	2	274,132	7
18	**DEFERRED ASSETS (NET)**	**204,850**	5	**165,445**	4
19	**OTHER ASSETS**	**0**	0	**0**	0
20	**TOTAL LIABILITIES**	**3,071,186**	100	**2,326,121**	
21	**CURRENT LIABILITIES**	**248,303**	8	**234,831**	10
22	SUPPLIERS	15,382	1	25,779	1
23	BANK LOANS	122,580	4	85,029	4
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	6,037	0	9,676	0
26	OTHER CURRENT LIABILITIES	104,304	3	114,347	5
27	**LONG-TERM LIABILITIES**	**2,788,251**	91	**2,064,685**	89
28	BANK LOANS	2,207,940	72	1,610,033	69
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	580,311	19	454,652	20
31	**DEFERRED LOANS**	**0**	0	**0**	0
32	**OTHER LIABILITIES**	**34,632**	1	**26,605**	1
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,204,254**		100 **1,580,867**	
34	**MINORITY INTEREST**	**51,154**	4	41,803	3
35	**MAJORITY INTEREST**	**1,153,100**	96	**1,539,064**	97
36	**CONTRIBUTED**	**1,150,870**	96	**1,150,457**	73
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,154	5	57,154	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	136,993	11	137,103	9
39	PREMIUM ON SALES OF SHARES	936,463	78	936,994	59
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	20,260	2	19,206	1
41	**CAPITAL INCREASE (DECREASE)**	**2,230**	0	**388,607**	25
42	RETAINED EARNINGS AND CAPITAL RESERVE	(228,116)	(19)	(445,332)	(28)
43	REPURCHASE FUND OF SHARES	40,031	3	35,491	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	634,174	53	634,532	40
45	NET INCOME FOR THE YEAR	(443,859)	(37)	163,916	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**

G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**163,113**	**100**	**165,799**	**100**
46	CASH	86,471	53	83,368	50
47	SHORT-TERM INVESTMENTS	76,642	47	82,431	50
18	**DEFERRED ASSETS (NET)**	**204,850**	**100**	**165,445**	
48	AMORTIZED OR REDEEMED EXPENSES	109,673	54	118,751	72
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	94,919	46	46,434	28
51	OTHERS	258	0	260	0
21	**CURRENT LIABILITIES**	**248,303**	**100**	**234,831**	
52	FOREING CURRENCY LIABILITIES	144,107	58	110,826	47
53	MEXICAN PESOS LIABILITIES	104,196	42	124,005	53
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**104,304**		100 **114,347**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	104,304	100	114,347	100
27	**LONG-TERM LIABILITIES**	**2,788,251**	**100**	**2,064,685**	
59	FOREING CURRENCY LIABILITIES	2,768,775	99	2,041,623	99
60	MEXICAN PESOS LIABILITIES	19,476	1	23,062	1
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**580,311**	**100**	**454,652**	
63	OTHER LOANS WITH COST	490,120	84	366,390	81
64	OTHER LOANS WITHOUT COST	90,191	16	88,262	19
31	**DEFERRED LOANS**	**0**	**100**	**0**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**34,632**	**100**	**26,605**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	34,632	100	26,605	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**634,174**		100 **634,532**	100
70	ACCUMULATED INCOME DUE TO MONETARY	314,515	50	417,054	66
71	INCOME FROM NON-MONETARY POSITION	319,659	50	217,478	34

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	101,763	107,504
73	PENSIONS FUND AND SENIORITY	331	335
74	EXECUTIVES (*)	6	4
75	EMPLOYERS (*)	66	81
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	125,540,698	125,540,698
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**375,382**	**100**	**453,882**	**100**
2	COST OF SALES	160,930	43	249,494	55
3	**GROSS INCOME**	**214,452**	**57**	**204,388**	**45**
4	OPERATING	86,696	23	77,913	17
5	**OPERATING**	**127,756**	**34**	**126,475**	**28**
6	TOTAL FINANCING	267,185	71	(64,392)	(14)
7	**INCOME AFTER FINANCING COST**	**(139,429)**	**(37)**	**190,867**	**42**
8	OTHER FINANCIAL OPERATIONS	(4,644)	(1)	(1,932)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(134,785)**	**(36)**	**192,799**	**42**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	29,028	8	16,876	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(163,813)**	**(44)**	**175,923**	**39**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,620	0	(5,687)	(1)
13	**CONSOLIDATED NET INCOME OF**	**(162,193)**	**(43)**	**170,236**	**38**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(162,193)**	**(43)**	**170,236**	**38**
16	EXTRAORDINARY ITEMS NET EXPENSES	276,777	74	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(438,970)**	**(117)**	**170,236**	**38**
19	NET INCOME OF MINORITY INTEREST	4,889	1	6,320	1
20	**NET INCOME OF MAJORITY INTEREST**	**(443,859)**	**(118)**	**163,916**	**36**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**375,382**	**100**	**453,882**	**100**
21	DOMESTIC	375,382	100	453,882	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	22,683	5
6	**TOTAL FINANCING COST**	**267,185**	**100**	**(64,392)**	**100**
24	INTEREST PAID	98,832	37	99,735	155
25	EXCHANGE LOSSES	195,642	73	82,758	129
26	INTEREST EARNED	3,132	1	4,541	7
27	EXCHANGE PROFITS	(40,239)	(15)	208,359	324
28	GAIN DUE TO MONETARY POSITION	(64,396)	(24)	(33,985)	(53)
8	**OTHER FINANCIAL OPERATIONS**	**(4,644)**	**100**	**(1,932)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(4,644)	(100)	(1,932)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**29,028**		100 **16,876**	100
32	INCOME TAX	29,028	100	16,876	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	375,381	453,881
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	638,458	702,177
39	OPERATION INCOME (**)	268,720	665,449
40	NET INCOME OF MAYORITY INTEREST(**)	(379,125)	275,003
41	NET CONSOLIDATED INCOME (**)	(390,815)	288,025

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(438,970)**	**170,236**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	514,957	(105,236)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**75,987**	**65,000**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(21,920)	62,192
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**54,067**	**127,192**
6	CASH FLOW FROM EXTERNAL FINANCING	(191,517)	3,571
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(191,517)**	**3,571**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**127,547**	**(124,347)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(9,903)	6,416
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	173,016	159,383
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	163,113	165,799

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**514,957**	**(105,236)**
13	DEPRECIATION AND AMORTIZATION FOR THE	62,850	48,644
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	19
15	+ (-) NET LOSS (PROFIT) IN MONEY	235,881	(125,600)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(64,397)	(33,985)
17	+ (-) OTHER ITEMS	280,623	5,686
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(21,920)**	**62,192**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	176	(72,889)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(11,732)	29,741
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(2,219)	7,407
22	+ (-) INCREASE (DECREASE) IN OTHER	(8,145)	97,933
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(191,517)**	**3,571**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	88,589
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	44,500	106,410
27	(-) BANK FINANCING AMORTIZATION	(236,017)	(191,428)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**127,547**	**(124,347)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(8,551)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	0	(121,285)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	127,547	0
39	+ (-) OTHER ITEMS	0	5,489

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: 2 **2002**
G. ACCION S.A. DE C.V.

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(116.94)	%	37.51	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(32.88)	%	17.87	%
3	NET INCOME TO TOTAL ASSETS (**)	(9.14)	%	7.37	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(14.67)	%	19.96	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.15	times	0.18	times
7	NET SALES TO FIXED ASSETS (**)	0.17	times	0.21	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	6	days	19	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.43	%	9.20	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	71.83	%	59.54	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.55	times	1.47	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	94.85	%	92.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	75.49	%	61.11	%
15	OPERATING INCOME TO INTEREST PAID	1.29	times	1.27	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.21	times	0.30	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.41	times	1.46	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.41	times	1.46	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.11	times	0.15	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	65.69	%	70.60	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	20.24	%	14.32	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(5.84)	%	13.70	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.55	times	1.28	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	97.54	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**514,957**	**(105,236)**
13	DEPRECIATION AND AMORTIZATION FOR THE	62,850	48,644
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	19
15	+ (-) NET LOSS (PROFIT) IN MONEY	235,881	(125,600)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(64,397)	(33,985)
17	+ (-) OTHER ITEMS	280,623	5,686
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(21,920)**	**62,192**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	176	(72,889)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(11,732)	29,741
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(2,219)	7,407
22	+ (-) INCREASE (DECREASE) IN OTHER	(8,145)	97,933
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(191,517)**	**3,571**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	88,589
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	44,500	106,410
27	(-) BANK FINANCING AMORTIZATION	(236,017)	(191,428)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**127,547**	**(124,347)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(8,551)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	0	(121,285)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	127,547	0
39	+ (-) OTHER ITEMS	0	5,489

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (3.02)		$ 2.19	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (3.02)		$ 2.19	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 9.19		$ 12.26	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.44	times	0.39	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.62)	times	2.10	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

LUIS GUTIÉRREZ GUAJARDO, CEO OF G.ACCIÓN, STATED: "I AM PLEASED TO ANNOUNCE G.ACCION'S FIRST HALF RESULTS. WE BELIEVE THESE REFLECT THE STRENGTH OF OUR CORPORATE STRATEGY BY DEMONSTRATING SOLID FINANCIAL RESULTS DESPITE A DIFFICULT GLOBAL ECONOMIC AND CORPORATE ENVIRONMENT.
WHEN COMPARED TO THE FIRST SIX MONTHS OF 2001, LEASING REVENUES, WHICH REPRESENT OUR CORE BUSINESS, INCREASED 22%; EBITDA SHOWED AN INCREASE OF 9% DUE TO THE LARGER PORTFOLIO THAT THE COMPANY MANAGES AND LEASES TODAY, PLUS THE SERVICE REVENUES THAT COME FROM OUR FIRST JOINT INVESTMENT DONE THROUGH OUR STRATEGIC PARTNERSHIP WITH AMB PROPERTY CORP. OUR NET INTEREST COVERAGE RATIO INCREASED 11% TO 2.0X, REFLECTING G.ACCION'S ABILITY TO MEET OUR FINANCIAL OBLIGATIONS. ADDITIONALLY, OUR CONTINUED COMMITMENT TO COST-REDUCTION INITIATIVES RESULTED IN AN 18% DECREASE IN OUR SG&A COSTS. THIS GOOD RESULTS WHERE OFFSET BECAUSE OF THE RECENT PESO DEVALUATION, WHICH BECAUSE OF MEXICAN ACCEPTED ACCOUNTING PRINCIPALS, ARE REFLECTED AS A EXCHANGE LOSS, WHICH DOES NOT REPRESENT A CASH FLOW EFFECT.
I AM ESPECIALLY PLEASED TO ANNOUNCE OUR FIRST JOINT INVESTMENT WITH AMB, JUST MONTHS AFTER ANNOUNCING OUR STRATEGIC PARTNERSHIP. THIS TRANSACTION MARKS THE BEGINNING OF A LONG-TERM RELATIONSHIP TO SUPPLY HIGH-QUALITY REAL ESTATE SOLUTIONS FOR MEXICAN-BASED COMPANIES.
FINANCIAL BENEFITS FROM THIS TYPE OF INVESTMENTS WILL BE REFLECTED IN OUR RESULTS OVER THE COMING MONTHS AND YEARS.
BECAUSE OF OUR 90/10 STRUCTURE, G.ACCION CANNOT CONSOLIDATE THE LEASES COMING FROM THIS INVESTMENTS AT THE TOP OF OUR INCOME STATEMENT, BUT ALL SERVICES COMING FROM THESE DEALS WILL BE REFLECTED ON THE SERVICE LINE, AND 10% OF THE LEASES WILL BE REFLECTED BELOW OUR EBITDA LINE."

CORPORATE EVENTS

· ON APRIL 8, 2002 G.ACCION ANNOUNCED THAT IT HAD FORMED A STRATEGIC ALLIANCE WITH AMB PROPERTY CORP. (NYSE: AMB), ONE OF THE LARGEST OWNERS AND OPERATORS OF INDUSTRIAL REAL ESTATE IN THE U.S., TO ACQUIRE, DEVELOP AND OPERATE INDUSTRIAL PROPERTIES IN MEXICO. THIS ALLIANCE INITIALLY TARGETS THE MEXICO CITY, GUADALAJARA AND MONTERREY MARKETS, WHICH ARE GROWING AREAS WHERE CUSTOMERS HAVE THE GREATEST NEED FOR INDUSTRIAL FACILITIES.

· ON JULY 9TH, G.ACCION, ANNOUNCED THAT, TOGETHER WITH AMB PROPERTY CORPORATION, IT IS DEVELOPING A 771,000 SQ. FT. DISTRIBUTION CENTER FOR PROCTER & GAMBLE MANUFACTURA, S. DE R.L. DE C.V., A SUBSIDIARY OF THE PROCTER & GAMBLE COMPANY. THIS FACILITY, LOCATED IN THE NORTHERN SUBURBS OF MEXICO CITY IN THE SAN MARTIN OBISPO INDUSTRIAL PARK, WILL BE COMPLETED BY DECEMBER 2002. THIS LOCATION IS PREFERRED BY INTERNATIONAL COMPANIES BECAUSE OF ITS PROXIMITY TO MAJOR HIGHWAYS INCLUDING THE "NAFTA HIGHWAY" WHICH LINKS MEXICO WITH THE U.S.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

1 EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN TRANSLATED FROM SPANISH INTO ENGLISH FOR USE OUTSIDE OF MEXICO. THESE FINANCIAL STATEMENTS ARE PRESENTED ON THE BASIS OF ACCOUNTING PRINCIPIES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP). CERTAIN ACCOUNTING PRACTICES APPLIED BY THE COMPANY THAT CONFORM WITH MEXICAN GAAP DO NOT CONFORM WITH CCOUNTING PRINCIPIES GENERALLY ACCEPTED IN OTHER COUNTRIES.

2 ACTIVITIES AND SIGNIFICANT EVENTS:
ACTIVITIES-

G. ACCIÓN, S.A. DE C. V., ("G. ACCIÓN" OR THE "COMPANY") IS THE HOLDING COMPANY OF A GROUP OF COMPANIES THAT ARE MAINLY ENGAGED IN REAL ESTATE DEVELOPMENT, LEASING, PURCHASING, SELLING AND MANAGEMENT ACTIVITIES. THE COMPANY FOCUSED ITS BUSINESS STRATEGY ON THE ACQUISITION, SALE AND MARKETING OF PROPERTIES BUILT FOR INDUSTRIAL PURPOSES AND TO BE USED AS CORPORATE OFFICES. CONSEQUENTLY, MANAGEMENT DECIDED TO SELL THE PROPERTIES WITH COMMERCIAL SPACES, WHILE THEY ARE BEING LEASED.

SIGNIFICANT EVENTS-
DURING 2001, THE COMPANY DREW US$20.6 MILLION FROM THE FINANCING CONTRACT ENTERED INTO WITH PEABODY (RELATED PARTY) IN 1999, WHICH ESTABLISHES A CREDIT FACILITY OF UP TO US$52 MILLION FOR THE ACQUISITION OF REAL ESTATE PROJECTS. THIS LOAN IS BEING DOCUMENTED THROUGH THE ISSUANCE OF DEBENTURES CONVERTIBLE INTO CAPITAL STOCK. AS OF DECEMBER 31, 2001, DRAWS AMOUNTED TO US$51.3 MILLION.

DURING MARCH AND JUNE 2001, THE COMPANY SOLD PLAZA OPCIÓN RÍO MAGDALENA AND PLAZA CUERNAVACA. LIKEWISE, DURING 2001 THE COMPANY INCREASED ITS INDUSTRIAL PORTFOLIO IN NORTHEN MEXICO THROUGH THE ACQUISITION OF 78,400 M2 MAINLY IN CIUDAD JUÁREZ, MONTERREY, SALTILLO AND REYNOSA, WHERE OPERADORA DE CENTROS COMERCIALES OPCIÓN (OCCO) ACQUIRED SIX INDUSTRIAL FACILITIES FOR A TOTAL OF $321 MILLION. FURTHERMORE, FIRPO FIESTA COAPA ACQUIRED A OFFICE BUILDING IN MONTERREY, N.L. FOR $337 MILLION.

AS OF DECEMBER 2001 THE COMPANY OWNS A PORTFOLIO OF 522,621 M2 FOR OFFICE DEVELOPMENTS AND INDUSTRIAL FACILITIES, WITH AN OCCUPANCY RATE OF 95%.

3 BASIS OF CONSOLIDATION:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF G. ACCIÓN, S.A. DE C.V. AND THOSE OF ITS SUBSIDIARIES WHERE CONTROL IS EXERCISED. ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

EQUITY IN RESULTS AND CHANGES IN EQUITY OF SUBSIDIARIES THAT ARE BOUGHT OR SOLD DURING THE YEAR ARE INCLUDED IN THE FINANCIAL STATEMENTS FROM OR UP TO THE DATE OF THE TRANSACTIONS AND ARE RESTATED IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AT YEAREND.

4 SIGNIFICANT ACCOUNTING POLICIES:

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE THAT MANAGEMENT MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REQUIRED DISCLOSURES THEREIN. WHILE THE ESTIMATES AND ASSUMPTIONS USED MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT BELIEVES THAT THEY WERE ADEQUATE UNDER THE CIRCUMSTANCES.

CHANGE IN ACCOUNTING POLICY-

BULLETIN C-2, "FINANCIAL INSTRUMENTS", REQUIRES THAT ALL THE EFFECTS OF CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES, USING DIFFERENT VALUATION METHODS. THE MAJORITY FINANCIAL INSTRUMENTS CONTRACTED FOR FINANCING PURPOSES ARE VALUED AT COST AND AFFECT THE INTEGRAL COST OF FINANCING IN EACH ACCOUNTING PERIOD. AS OF DECEMBER 31, 2001, THE FINANCIAL POSITION OF THE COMPANY WAS NOTMODIFIED AS A RESULT OF THE ADOPTION OF THIS BULLETIN.

RECOGNITION OF THE EFFECTS OF INFLATION IN THE FINANCIAL INFORMATION-
THE CONSOLIDATED FINANCIAL STATEMENTS COMPREHENSIVELY RECOGNIZE THE EFFECTS OF INFLATION ACCORDING TO PROVISIONS UNDER BULLETIN B-10.
CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER. FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) PUBLISHED BY BANCO DE MÉXICO WERE APPLIED TO RESTATE THE CONSOLIDATED FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF MEXICAN PESOS WITH PURCHASING POWER AS OF PERIOD. THE PROCEDURES WERE AS FOLLOWS:

-BALANCE SHEET:
PROPERTY HELD FOR SALE NET OF DEPRECIATION WAS RESTATED THROUGH DECEMBER 31,1999, USING FACTORS DERIVED FROM THE NCPI FROM THE DATE OF ACQUISITION OR CONSTRUCTION. THESE PROPERTIES HAVE BEEN VALUED AT THEIR ESTIMATED REALIZABLE VALUE AND BEGINNING ON JANUARY 1, 2000, ARE CONSIDERED AS A MONETARY ITEM, AND MAY NOT BE RESTATED OR DEPRECIATED.

INVESTMENT IN ASSOCIATED COMPANIES ARE VALUED ACCORDJNG TO THE EQUITY METHOD AND RESTATED BASED ON THE RESTATED FJNANCIAL STATEMENTS OF THE COMPANIES. OTHER PERMANENT INVESTMENTS ARE RECORDED AT THEIR ACQUISITION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI.

PROPERTY HELD FOR LEASE, FURNITURE AND EQUIPMENT, OTHER ASSETS AND GOODWILL ARE RECORDED AT THEIR ACQUISITION OR CONSTRUCTION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI THROUGH THE MOST RECENT YEAREND, AND THEIR DEPRECIATION AND AMORTIZATION ARE CALCULATED ACCORDING TO RESTATED ASSET VALUES AND THE USEFUL LIFE OF EACH ASSET, OR BASED ON THE TERM OVER WHICH THE BENEFIT FROM THE INVESTMENT IS EXPECTED TO BE REALIZED.

PAID-IN CAPITAL AND THE OTHER STOCKHOLDERS' EQUITY ACCOUNTS ARE RESTATED USING

FACTORS DERIVED FROM THE NCPI CUMULATIVE FROM THE DATE OF CONTRIBUTION OR GENERATION THROUGH PERIOD.

-STATEMENT OF INCOME:
REVENUES, COSTS AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE THROUGH THE PERIOD, BASED ON FACTORS DERIVED FROM THE NCPI.
THE GAIN FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF THE PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH THE FACTOR OF INFLATION DERIVED FROM THE NCPI, AND IS RESTATED THROUGH THE PERIOD WITH THE CORRESPONDING FACTOR. GAINS ARE THE RESULT OF MAINTAINING A NET MONETARY LIABILITY POSITION AND LOSSES ARE THE RESULT OF MAINTAINING A NET MONETARY ASSET POSITION IN AN INFLATIONARY PERIOD.

-OTHER STATEMENTS:
THE CUMULATIVE EFFECT OF RESTATEMENT SHOWN IN THE CONSOLJDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY RESULTS MAINLY FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC PRICE LEVELS OF SUCH ASSETS AS COMPARED TO THE NCPI. THIS RESTATEMENT EFFECT WAS RECOGNIZED THROUGH 1996, SINCE UP UNTIL THEN THE COMPANY RESTATED PROPERTY HELD FOR LEASE BASED ON THE VALUES DETERMINED BY INDEPENDENT APPRAISALS.

THE CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND CHANGES IN FINANCIAL POSITION PRESENT THE CHANGES IN CONSTANT MEXICAN PESOS.

CASH AND CASH EQUIVALENTS AND RESTRICTED FUNDS-
CASH EQUIVALENTS ARE PRIMARILY SHORT-TERM INVESTMENTS VALUED AT MARKET (COST PLUS ACCRUED INTEREST). CASH INCLUDES RESTRICTED FUNDS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL FOR AS LONG AS THEY ARE NOT APPLIED BY THE LATTER TO SERVICE THE CORRESPONDING DEBT OR TO CREATE RESERVES FOR VARIOUS PURPOSES RELATED TO THE PROPERTIES AND WILL ONLY BE DISPOSED UNDER GE CAPITAL INSTRUCTJONS.

OTHER ASSETS-
OTHER ASSETS CONSIST PRIMARILY OF INITIAL LEASING COSTS, SUCH AS COMMISSIONS PAID TO REAL ESTATE BROKERS .INITIAL LEASING COSTS ARE AMORTIZED ACCORDING TO THE TERMS OF THE LEASE AGREEMENTS.

GOODWILL-
GOODWILL RESULTED FROM THE ACQUISITION OF ASSETS OWNED BY SANTA FE III AT PRICES GREATER THAN BOOK VALUE AND WILL BE AMORTIZED OVER 16 YEARS, THE TERM OVER WHICH IT IS ESTIMATED THAT ADDITIONAL BENEFITS WILL BE GENERATED FROM THE INVESTMENT.

INCOME TAXES AND EMPLOYEE PROFIT SHARING:
THE COMPANY DETERMINES AND RECORDS INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING BASED ON TAX REGULATIONS IN EFFECT AND IN ACCORDANCE BULLETIN D-4 .ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING.. WHICH BECAME EFFECTIVE ON JANUARY 1, 2000. THIS BULLETIN REQUIRES RECOGNITION OF LIABILITIES AND ASSETS RESULTING FROM DEFERRED TAXES ON ALL TEMPORARY DIFFERENCES ARISING BETWEEN THE BOOK AND TAX BALANCES OF ASSETS AND LIABILITIES. THE EFFECT OF THE ADOPTION OF THIS BULLETIN WAS APPLIED DIRECTLY TO STOCKHOLDERS. EQUITY AS ESTABLISHED BY THE BULLETIN.

THE COMPANY RECORDS THE DEFERRED INCOME AND ASSET TAX EFFECTS. BASED ON THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. EMPLOYEE PROFIT SHARING HAS BEEN CALCULATED TAKING INTO CONSIDERATION THE TEMPORARY DIFFERENCES RESULTING FROM THE RECONCILIATION BETWEEN THE NET INCOME OF THE YEAR AND INCOME FOR EMPLOYEE PROFIT SHARING PURPOSES THAT ARE EXPECTED TO REVERSE DURING A DETERNLINED PERIOD. HOWEVER, AS OF DECEMBER 31, 2001 THERE WERE NO TEMPORARY DIFFERENCES WITH THESE CHARACTERISTICS.

THE PROVISION FOR DEFERRED TAXES FOR THE YEAR IS DETERMINED BY COMPARING THE BEGINNING AND FINAL DEFERRED TAX BALANCES.

EMPLOYEE BENEFITS-
UNDER MEXICAN LABOR LAWL, SERVICIOS CORPORATIVOS G.C., S.A. DE C. V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCIÓN, S.A. DE C. V., SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO THE OTHER COMPANIES, ARE LIABLE FOR SENIORITY PREMIUMS.
THE COMPANY'S POLICY IS TO RECOGNIZE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM SENIORITY PREMIUM LIABILITY. MANAGEMENT BELIEVES THAT DUE TO THE REDUCED NUMBER OF EMPLOYEES, THE RECORDED LIABILITY WOULD NOT DIFFER SUBSTANTIALLY FROM THE LIABILITY DETERMINED BY AN ACTUARIAL CALCULATION.

INDEMNITY PAYMENTS TO INVOLUNTARILY TERNLINATED EMPLOYEES ARE CHARGED TO RESULTS IN THE PERIOD IN WHICH THEY ARE MADE.
AS OF DECEMBER 31.2001 AND 2000. THE LIABILITY FOR SENIORITY PREMIUMS AMOUNTED TO $330 AND $357. RESPECTIVELY.
SECURITY DEPOSITS.
SECURITY DEPOSITS CONSIST MAINLY OF AMOUNTS PROVIDED BY TENANTS TO GUARANTEE PAYMENT ON THE COMPANY.S LEASED SPACES. DEPOSIT AMOUNTS REPRESENT ONE OR TWO MONTHS. RENT. DEPENDING ON THE LEASE AGREEMENTS IN EFFECT.

RECOGNITION OF REVENUES AND COSTS-
LEASE REVENUES AND COSTS ARE RECOGNIZED AS RENTAL PAYMENTS BECOME DUE AND COSTS ARE INCURRED. RESPECTIVELY.

REVENUES AND COSTS FROM THE SALE OF PROPERTY ARE RECOGNIZED USING THE PERCENTAGE-OF-COMPLETION METHOD FROM THE DATE OF EXECUTION OF THE UNDERLYING PURCHASE/SALE AGREEMENTS AND PROVIDED CERTAIN REQUIREMENTS ARE MET. THE DIFFERENCE BETWEEN THE OVERALL AMOUNT OF REVENUES BILLED AND/OR COLLECTED ACCORDING TO THE AGREEMENTS AND THE AMOUNTS RECORDED IN RESULTS IS SHOWN IN THE BALANCE SHEET AS DEFERRED CREDITS OR ADVANCE PAYMENTS FROM CLIENTS,RESPECTIVELY. COMMON COSTS ARE RECORDED IN RESULTS BASED ON THE RELATIVE SALES VALUE.

SERVICES TO THIRD PARTIES CONSIST PRIMARILY OF REVENUES FROM THE MANAGEMENT OF PARKING FACILITIES, APPRAISALS AND CONSTRUCTION SUPERVISION FEES, WHICH ARE RECOGNIZED AS THEY ACCRUE, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL COST OF FINANCING-
INTEGRAL COST OF FINANCING INCLUDES ALL FINANCIAL REVENUES AND EXPENSES, SUCH AS INTEREST INCOME AND EXPENSE, EXCHANGE GAINS OR LOSSES AND GAINS OR LOSSES FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED TO THE EXCHANGE RATE AS OF PERIOD END, AFFECTING INCOME AS PART OF THE INTEGRAL COST OF FINANCING.
CERTAIN SUBSIDIARIES CAPITALIZE THE INTEGRAL COST OF FINANCING INCURRED DURING THE CONSTRUCTION PERIOD FOR DEBT USED TO FINANCE THE CONSTRUCTION OF PROPERTY. CAPITALIZED AMOUNTS ARE AMORTIZED OVER THE USEFULLIFE OF THE PROJECT OR ARE EXPENSED AT THE TIME THE PROJECT IS SOLD.

EARNINGS PER SHARE.
THE BASIC EARNINGS PER SHARE OF EACH PERIOD WERE CALCULATED BY DIVIDING THE NET MAJORITY INCOME BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES IN EACH PERIOD.

COMPREHENSIVE INCOME.
COMPREHENSIVE INCOME IS EQUAL TO THE NET CONSOLIDATED INCOME FOR THE YEAR SINCE THE COMPANY HAS NOT GENERATED ANY EFFECTS THAT REQUIRE TO BE PRESENTED DIRECTLY UNDER STOCKHOLDERS' EQUITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 OPCION SANTA FE III, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	72,389,521	99.99	77,058	239,576
2 INMOBILIARIA ACCION DEL CENTRO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	(16,960)
3 OPERADORA DE CENTROS COMERCIALES OPCION, SA DE CV	COMPRAVENTA DE INMUEBLES	28,529,494	99.99	29,529	373,497
4 SERVICIOS CORPORATIVOS GC, S.A. DE C.V.	COMPAÑÍA DE SERVICIOS	9,990	99.90	9,990	(9,662)
5 OPCION JAMANTAB, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,834,839	99.99	19,681	141,004
6 INMOBILIARIA FIRPO FIESTA COAPA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	52,558,229	99.99	53,979	36,225
7 INMOBILIARIA PLAZA OPCION ALTAVISTA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	77,965,190	99.99	100,740	133,185
8 SERVICIOS CORP. ADMINISTRATIVOS EN CONSTRUCCION	COMPAÑIA DE SERVICIOS	17,000	99.99	17	166
9 INMOBILIARIA OPCION LOS NOGALES, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	38,504,279	99.89	38,504	70,908
10 MONTES URALES III, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	22,230,384	89.29	36,899	30,529
11 RECINTO GRUPO INMOBILIARIO, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	11,552,000	99.99	19,524	34,861
12 GALERIA DE GALERIAS SAN ANGEL, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	6,577,569	99.86	6,578	1,123
13 OPCION LA FE, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	30,194,000	99.99	30,194	116,271
14 CENTRAL PARKING SYSTEM MEXICO, S.A. DE C.V.	OPERADORA DE ESTACIONAMIENTO	25,000	50.00	25	37,357
15 INMOBILIARIA TOTOLOPALTONGO, S.A. DE C.V.}	COMPRAVENTA DE INMUEBLES	49,999	99.99	50	24,130
16 CORPORATIVO OPCION SANTA FE II, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	42,234,211	99.99	70,198	343,951
17 PROYECTO COMERCIAL ACCION, S.A DE C.V.	COMPRAVENTA DE INMUEBLES	6,437,063	99.99	6,437	19,603
18 SERVICIO DE ADMINISTRACION DE RENTAS, S.A. DE C.V	COMPAÑIA DE SERVICIOS	49,999	99.90	50	32,792
19 CENTRO DE ACOPIO TEPOTZOTLAN, S.A.DE C.V	COMPRAVENTA DE INMUEBLES	8,734,567	99.99	62,528	57,226
20 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**562,031**	**1,665,782**
ASSOCIATEDS					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
1 FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	COMPRAVENTA DE INMUEBLES	3,378,176	6.70	14,274	5,336
2 INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	COMPRAVENTA DE INMUEBLES	10,802,441	37.09	11,757	(2,671)
3 CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	AGENTES INMOBILIARIOS	25,000	50.00	25	19,523
4 SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	COMPAÑIA DE SERVICIOS	25,000	50.00	25	25
5 CENTRO COMERCIAL ENSENADA, S.A. DE C.V.	COMPRAVENTA DE INMUEBLES	750,960	99.99	751	(3)
6 PROFESIONALES EN ESTACIONAMIENTOS, S.A. DE C.V	OPERADORA DE ESTACIONAMIENTO	24,090	99.00	1,855	1,855
7 INMOBILIARIA BEGUT, S.A. DE C.V..	COMPRAVENTA DE INMUEBLES	2,500	50.00	2,229	2,893
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				30,916	26,958
OTHER PERMANENT INVESTMENTS					0
TOTAL					1,692,740

NOTES

WITH RESPECT TO THE AFFILIATE COMPANIES IN WHICH THERE IS AN OWNERSHIP OF MORE THAN 50%, THESE ARE NOT CONSOLIDATE DUE TO THE FACT THAT THERE IS NOT DIRECT PARTICIPATION IN ITS MANAGEMENT, EVEN THOUGH THERE ARE EQUAL RIGHTS GRANTED TO BOTH PARTNERS IN THE BOARD OF DIRECTORS. NOTWITHSTANDING THE ABOVE, THERE IS NOT EFFECTIVE CONTROL OVER THEM. WITH RESPECT TO THE COMPANIES WITH A MAJORITY PARTICIPATION, BECAUSE THEY HAVE SUSPENDED THEIR ACTIVITIES OR THEIR ACTIVITIES ARE NOT CONTINUOS THESE COMPANIES ARE NOT CONSOLIDATED INTO G.ACCION RESULTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,277,409	803,833	1,473,576	926,962	108,470	2,292,068
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	10,484	5,465	5,019	1,253	1,032	5,240
OFFICE EQUIPMENT	117,150	26,572	90,578	574	277	90,875
COMPUTER EQUIPMENT	12,440	6,978	5,462	2,075	1,775	5,762
OTHER	1,305	457	848	406	142	1,112
DEPRECIABLES TOTAL	**2,418,788**	**843,305**	**1,575,483**	**931,270**	**111,696**	**2,395,057**
NOT DEPRECIATION ASSETS						
GROUNDS	561,118	0	561,118	630,970	0	1,192,088
CONSTRUCTIONS IN PROCESS	72,803	0	72,803	33,618	0	106,421
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**633,921**	**0**	**633,921**	**664,588**	**0**	**1,298,509**
TOTAL	**3,052,709**	**843,305**	**2,209,404**	**1,595,858**	**111,696**	**3,693,566**

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.72	0	0	0	0	0	0	0	0	0	11,045	10,651	11,474	12,353	196,935
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	2,375	778	10,014	168,919	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	6.70	0	0	0	0	0	0	0	0	0	23,077	17,787	14,540	121,624	0
HIPOTECARIO GE CAPITAL CORP	30/04/2008	5.72	0	0	0	0	0	0	0	0	0	5,512	5,193	5,678	6,217	139,155
HIPOTECARIO GE CAPITAL CORP	30/09/2005	6.97	0	0	0	0	0	0	0	0	0	8,584	8,675	8,620	126,216	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	7.49	0	0	0	0	0	0	0	0	0	11,115	11,510	9,548	88,838	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.80	0	0	0	0	0	0	0	0	0	6,163	5,922	6,466	73,288	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	3,091	2,921	3,130	3,355	66,696
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	4,320	4,128	4,514	53,902	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	10.50	0	0	0	0	0	0	0	0	0	2,582	2,240	2,480	2,745	54,405
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.57	0	0	0	0	0	0	0	0	0	3,435	3,230	3,518	48,768	0
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.59	0	0	0	0	0	0	0	0	0	2,076	1,789	1,980	2,191	44,388
HIPOTECARIO GE CAPITAL CORP	31/10/2006	10.41	0	0	0	0	0	0	0	0	0	2,239	2,037	2,261	2,509	37,806
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.80	0	0	0	0	0	0	0	0	0	2,304	2,058	2,283	2,534	37,090
HIPOTECARIO GE CAPITAL. CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	1,733	1,637	1,755	1,881	37,387
HIPOTECARIO INVERLAT	29/01/2013	5.88	0	0	0	2,567	4,172	3,903	3,585	30,098	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.69	0	0	0	0	0	0	0	0	0	1,633	1,341	1,490	1,660	35,147
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	1,493	1,438	1,584	1,744	33,840
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.95	0	0	0	0	0	0	0	0	0	2,008	1,843	2,045	33,446	0
HIPOTECARIO GE CAPITAL CORP	31/05/2008	6.24	0	0	0	0	0	0	0	0	0	1,162	1,076	1,180	1,301	30,578
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.22	0	0	0	0	0	0	0	0	0	1,693	1,535	1,720	1,905	28,138

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE

QUARTER: . 2 YEAR: 2002

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	31/05/2008	4.88	0	0	0	0	0	0	0	0	0	1,072	921	1,007	1,108	29,723
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	1,194	1,156	1,273	1,402	27,224
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	1,105	1,067	1,175	1,294	25,118
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	950	1,019	1,092	1,170	23,255
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.72	0	0	0	0	0	0	0	0	0	1,064	996	1,069	1,148	23,152
HIPOTECARIO GE CAPITAL CORP	31/10/2006	11.15	0	0	0	0	0	0	0	0	0	1,399	1,267	1,399	1,545	21,810
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	1,008	970	1,068	1,175	22,806
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	1,002	947	1,015	1,088	21,621
HIPOTECARIO GE CAPITAL CORP	28/06/2007	5.51	0	0	0	0	0	0	0	0	0	920	891	981	1,080	20,980
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,531	1,462	1,599	19,097	0
HIPOTECARIO GE CAPITAL CORP	31/05/2008	4.93	0	0	0	0	0	0	0	0	0	745	713	778	862	20,244
HIPOTECARIO GE CAPITAL CORP	30/09/2005	8.44	0	0	0	0	0	0	0	0	0	296	97	1,250	21,091	0
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	1,440	1,376	1,505	17,968	0
HIPOTECARIO INMOB BANCOMER	10/12/2007	12.85	2,717	19,476	0	0	0	0	0	0	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	865	818	877	939	18,673
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	756	730	804	885	17,182
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.72	0	0	0	0	0	0	0	0	0	826	817	900	992	14,352
HIPOTECARIO GE CAPITAL CORP	30/09/2005	9.92	0	0	0	0	0	0	0	0	0	938	896	980	11,704	0
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	540	455	507	565	11,759
HIPOTECARIO GE CAPITAL CORP	30/06/2007	5.51	0	0	0	0	0	0	0	0	0	411	397	437	481	9,342
HIPOTECARIO GE CAPITAL CORP	30/06/2006	5.88	0	0	0	0	0	0	0	0	0	391	374	407	444	8,351

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR: 2002

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HIPOTECARIO GE CAPITAL CORP	31/10/2006	5.72	0	0	0	0	0	0	0	0	0	414	410	455	504	7,572
HIPOTECARIO GE CAPITAL CORP	31/01/2007	11.52	0	0	0	0	0	0	0	0	0	266	224	250	278	5,791
HIPOTECARIO GE CAPITAL CORP	31/10/2006	8.36	0	0	0	0	0	0	0	0	0	186	168	186	206	4,215
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	179	169	181	194	3,854
HIPOTECARIO GE CAPITAL CORP	31/08/2008	5.56	0	0	0	0	0	0	0	0	0	158	150	160	172	3,415
TOTAL BANKS			2,717	19,476	0	2,567	4,172	3,903	3,585	30,098	0	117,296	106,279	117,635	840,788	1,082,004
PROVEEDORES																
SERVICIOS DE CONSTRUCCION			1,643	0	0	1,159	0	0	0	0	0	0	0	0	0	0
SERVICIOS PROFESIONALES			2,577	0	0	4,174	0	0	0	0	0	0	0	0	0	0
TESORERIA DEL D.F.			0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO DE EQUIPOS			0	0	0	5,829	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			4,220	0	0	11,162	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS			91,222	0	0	13,082	8,775	9,868	10,570	39,359	0	0	0	0	511,739	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			91,222	0	0	13,082	8,775	9,868	10,570	39,359	0	0	0	0	511,739	0
			98,159	19,476	0	26,811	12,947	13,771	14,155	69,457	0	117,296	106,279	117,635	1,352,527	1,082,004

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.13 PESOS PER $1 U.S. DOLLAR, INCLUDING LOANS BY BANKING INSTITUTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**

G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	37,319	358,376	0	0	358,376
TOTAL	**37,319**	**358,376**			**358,376**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	11,814	112,254	0	0	112,254
TOTAL	**11,814**	**112,254**			**112,254**
NET BALANCE	**25,505**	**246,122**			**246,122**
FOREING MONETARY POSITION					
TOTAL ASSETS	**31,304**	**309,326**	0	0	**309,326**
LIABILITIES POSITION	**293,747**	**2,975,655**			**2,975,655**
SHORT TERM LIABILITIES POSITION	17,047	172,687	0	0	172,687
LONG TERM LIABILITIES POSITION	276,700	2,802,968	0	0	2,802,968
NET BALANCE	**(262,443)**	**(2,666,329)**			**(2,666,329)**

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**

G. ACCION S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

Previous Printing

NOTES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF ASSETS WAS OF $9.81 PESOS PER $1 U.S. DOLLAR, WHILE THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.13 PESOS PER $1 U.S. DOLLAR, AS OF JUNE 30,2002.

REVENUE AND EXPENSES CORRESPOND TO ALL THE OPERATIONS REALIZAED IN U.S. DOLLARS DURING THE HALF YEAR OF 2002. REVENUES FROM LEASE ARE REGISTRED AT EACH MONTH AVERAGE EXCHANGE RATE AND OTHER REVENUE AND EXPENSES ARE REGISTRED AT THE EXCHANGE RATE OF THE INCURRED DATE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,085,443	3,519,535	(2,434,092)	0.92	22,394
FEBRUARY	1,085,201	3,507,039	(2,421,838)	0.07	(1,695)
MARCH	1,025,099	3,449,271	(2,424,172)	0.51	12,363
APRIL	1,002,559	3,394,195	(2,391,636)	0.54	12,915
MAY	986,618	3,505,792	(2,519,174)	0.20	5,039
JUNE	1,024,987	3,635,746	(2,610,759)	0.50	13,053
ACTUALIZATION:	0	0	0	0.00	614
CAPITALIZATION:	0	0	0	0.00	(693)
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	406
TOTAL					**64,396**

NOTES

THE INFLATION FOR THE MONTH OF FEBRAURY, 2002, WAS NEGATIVE 0.07%

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N/A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
N/A		0	0

NOTES

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR: **2002**
G. ACCION S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
N/A					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION**
G. ACCION S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ARRENDAMIENTO				212,098			
CONSTRUCCION				97,371			
SERVICIOS				65,913			
TOTAL				375,382			

NOTES

SOME OF THE REVENUES GENERATED FROM LEASES AND CONSTRUCTION WERE IN U.S DOLLARS, ALL WITHIN MEXICO

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF :

Number of shares Outstanding at the Date of the NFEA:
(Units)

ARE THE FIGURES FISCALLY AUDITED? ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO OF OF

FISCAL EARNINGS

- DETERMINED INCOME

+ DEDUCTED WORKER'S PROI

- DETERMINED WORKEF

- DETERMINED RFE

- NON DEDUCTABLES

NFE OF PERIOD :

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO OF OF

Number of shares Outstanding at the Date of the NFEA:
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **1996**	0.00
Number of shares Outstanding at the Date of the NFEA : (Units)	33,456,834.00

STOCK EXCHANGE COI GACCION | QUARTER: 2 | YEAR: 2002

RAZON SOCIAL: **G. ACCION S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: GACCION
G. ACCION S.A. DE C.V.

QUARTER: 2 YEAR 2002

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL			83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
125,540,698
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 10 AD'S POR ACCION
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GACCION** QUARTER: **2** YEAR **2002**
G. ACCION S.A. DE C.V.

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. BERNARDO MARTINEZ MONTES DE OCA
SUBDIRECTOR DE ADMINISTRACION

C.P. TOMAS RODRIGUEZ OSORIO
GERENTE DE CONSOLIDACION

CIUDAD DE MEXICO, D.F., AT OCTOBER 15 OF 2002

G.ACCION SELLS 4 LOTS OF *PARQUE OPCION*

Mexico City, January 23, 2001 – G.Acción S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB), announced today that it sold 4 lots, with a total area of 3.4 million sq.ft., of its industrial property *Parque Opción*, located in central Mexico in the state of Guanajuato.

The Company sold this industrial area to Flex N' Gates, a leading U.S. manufacturer of bumpers for trucks and vans. This transaction amounted US$ 1.6 million made in two payments and corresponds to lots A6-A9 and C3-C6.

"This transaction reflects *Parque Opcion's* capacity to meet the needs of domestic and multinational corporations and its strategic location within Mexico. The availability of resources in the region allows companies to operate efficiently in manufacturing and distribution activities.

The sale is consistent with G.Acción's corporate strategy of becoming one of the leading providers of industrial real estate in Mexico. It adds value to the Company's shares and further strengthens its dollar-denominated revenues," stated Héctor Ibarzábal Guerrero, Executive Vice President and CFO.

ABOUT THE COMPANY

G.Acción is Mexico's leading Real Estate Company which invests in, leases, and manages high-quality industrial and corporate properties leased under dollar-denominated contracts on a long-term basis to multinational corporations.

CONTACTS IN MEXICO CITY
Jorge Girault Facha, Investor Relations
jgf@accion.com.mx
Tel: (525) 081-0825
Patricia Ramos
pre@accion.com.mx
Tel: (525) 081-0826
G.Acción S.A. de C.V.

CONTACTS IN NEW YORK
Blanca Hirani
Maria Barona
bhirani@i-advize.com
Tel: (212) 406-3693
i-advize Corporate Communications, Inc.

G.ACCION COMPLETES AND DELIVERS BUILD-TO-SUIT DEVELOPMENT TO ESSELTE CORPORATION

Mexico City, February 6, 2001 – G.Acción S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), announced today the completion and delivery of a build-to-suit development in Tijuana, Baja California.

The property, a 98,000 sq. ft. leasable area in a 302,000 sq. ft. industrial lot, was leased to SLT, S.A. de C.V., an Esselte Corporation subsidiary, engaged in the manufacturing and distribution of office products and labeling systems, bar code readers and theft prevention systems. Esselte is active in Europe, Asia, Australia, and North America.

The US$7.2 million lease agreement is for an initial period of 10 years, and became effective on December 15, 2000. Revenues derived from this contract will increase annually according to the U.S. CPI. The property has a Triple Net lease, under which tenants assume the costs of maintenance, insurance, as well as property taxes.

This transaction increases the Company's leasable portfolio to 3.89 million sq. ft. Lease revenues derived from this operation will be reflected in the Company's fourth quarter 2000 results.

Luis Gutiérrez Guajardo, President and CEO of the Company, stated, "I am pleased to announce our first build-to-suit industrial property developed in Tijuana, Baja California. G.Acción's property portfolio is increasing, according to our corporate strategy of becoming the leading supplier of real estate solutions in Mexico for multinational corporations."

ABOUT THE COMPANY

G.Acción is Mexico's leading Real Estate Company who invests in, leases, and manages high-quality industrial and corporate properties leased under dollar-denominated contracts on a long-term basis to multinational corporations.

CONTACTS IN MEXICO CITY

Jorge Girault Facha, Investor Relations
jgf@accion.com.mx
Tel: (525) 081-0825
Patricia Ramos
pre@accion.com.mx
Tel: (525) 081-0809
G.Acción S.A. de C.V.

CONTACTS IN NEW YORK

Blanca Hirani
bhirani@i-advize.com
Maria Barona
mbarona@i-advize.com
Tel: (212) 406-3693
i-advize Corporate Communications, Inc.



For Immediate Release

Investor Relations Contacts:

Jorge Girault Facha
jgf@accion.com.mx
Tel. (525) 081-0809

Patricia Ramos
pre@accion.com.mx
Tel: (525) 081-0826

Bianca Hirani
bhirani@i-advize.com
Tel: (212) 406-3693

Maria Barona
mbarona@i-advize.com
Tel: (212) 406-3691

BMV: GACCIONB
OTC: GACCIB

www.gaccion.com.mx

G.ACCION

Mexico City, June 13, 2001

G.Acción Announces Sale of Plaza Cuernavaca

G.Acción S.A. de C.V. ("G.Acción" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, announced today the sale of Plaza Cuernavaca.

As announced earlier and according to its corporate strategy, G. Acción signed a sale agreement with private investors for the ***Plaza Cuernavaca*** property, a shopping center located in Cuernavaca, Morelos. The full payment for the property will be delivered within the next five working days.

The sale will reflect revenue of Ps. 27 million for the second quarter of 2001 results.

Luis Gutiérrez Guajardo, Executive President and CEO stated: "Plaza Cuernavaca has been sold according to our strategy. By divesting of our retail properties, we will fortify our dollar-denominated revenues while strengthening our portfolio".

ABOUT THE COMPANY

G.Acción is Mexico's leading real estate Company who invests in, leases, and manages high-quality industrial and corporate properties leased under dollar-denominated contracts on a long-term basis to multinational corporations.



For Immediate Release

Investor Relations Contacts:

Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55 5081-0809

Jeremiah O'Connor
joconnor@accion.com.mx
Tel: (52) 55 5081-0864

Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406-3693

Maria Barona
mbarona@i-advize.com
Tel: (212) 406-3691

BMV: GACCIONB
OTC: GACCIB

www.gaccion.com.mx

G.ACCION

02 OCT 25 9:47

Mexico City, April 8, 2002

G.ACCION AND AMB PROPERTY CORPORATION FORM STRATEGIC ALLIANCE

G.Acción S.A. de C.V. **("G.Accion") (BMV: GACCIONB, OTC: GACCIB),** announced today that it has formed a strategic alliance with AMB Property Corp. (NYSE: AMB), one of the largest owners and operators of industrial real estate in the U.S., to acquire, develop and operate industrial properties in Mexico. This alliance initially targets the Mexico City, Guadalajara and Monterrey markets, which are growing areas where customers have the greatest need for industrial facilities.

G.Accion's CEO, Luis Gutiérrez, stated: "We are very pleased to enter into this partnership with AMB. Its strong presence and experience in the transportation industry provide an opportunity that is in-line with our strategy of offering complete real estate solutions to multinational companies looking to benefit from the efficiencies that manufacturing in Mexico brings to the industrial sector.

This partnership, as well as our strong relationship with The Peabody Group, G.Accion´s largest shareholder, will consolidate our leading position in the Mexican real estate market while allowing us to strengthen our participation in the most important cities for the distribution and maquiladora segment of the real estate industry."

AMB's President, W. Blake Baird stated, "As in the U.S., our international customer-driven expansion is based on partnering with the best local entrepreneurial operators. Together with G.Accion, we can give our existing and targeted customers the ability to launch or expand their operations in Mexico."

Peabody's co-chairman Jeremiah O'Connor Jr. stated: "As a major shareholder in G.Accion since 1999, Peabody is excited about this new strategic alliance with AMB and is convinced that it adds a lot of value to G.Accion's shareholders. G.Accion continues to prove its leadership by attracting strategic partners of the caliber of AMB. We are looking forward to continuing our involvement in G.Accion and in Mexico."

Despite the recent economic slowdown, distribution within Mexico and via trade with the U.S. and other nations has shown strong long-term growth. 88% of Mexico's exports and 71% of its imports have been with the U.S. alone making Mexico the second commercial partner of the U.S., after Canada, currently exporting more than $140 billion to the US. Further, Mexico's industrial maquiladora export real estate market has grown at a rate of 10% a year since 1994 in average.

G.ACCION

Guy F. Jaquier, Executive Vice President and Chief Investment Officer of AMB, added, "AMB formed this alliance with G.Accion because of its 15-year expertise in the Mexican commercial real estate markets as well as its experienced and entrepreneurial management team. As Mexico's leading publicly held real estate company, we feel that G.Accion is an exceptional alliance partner for AMB."

G.Accion is Mexico's leading real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of build-to-suit and sale-and-lease-back transactions with multinational companies looking to benefit from Mexico's industrial activity. In addition, it establishes Triple Net lease agreements backed by parent companies of tenants, the majority of which are denominated in dollars and adjusted annually according to the U.S. CPI. The Company's total portfolio of properties reached 5.6 million square feet as of March 31, 2002.

AMB Property Corporation (NYSE: AMB) is one of the leading owners and operators of industrial real estate nationwide. As of March 31, 2002 AMB owned, managed and had renovation and development projects totaling 94.6 million square feet and 1,023 buildings in 26 metropolitan markets. AMB targets industrial properties located near airports, seaports and ground transportation systems. The company's portfolio is comprised of High Throughput Distribution® facilities - industrial properties built for speed and benefiting from barriers to entry due to their infill locations and proximity to large customer bases.

The Peabody Group is a private equity investor currently managing two funds, Peabody Global Real Estate Partners, L.P. and Peabody International Real Estate Partners, L.P., with more than $830 million in equity commitments. Peabody invests in real estate on a worldwide basis. Peabody's sponsors are J.P. Morgan Chase & Co. and The O'Connor Group.



For Immediate Release

Investor Relations Contacts:

Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55 5081-0826

Blanca Hirani
bhirani@i-advize.com
Tel. (212) 406-3693

Maria Barona
mbarona@i-advize.com
Tel. (212) 406-3691

BMV: GACCIONB
OTC: GACCIB

www.gaccion.com.mx

G.ACCION

Mexico City, July 9, 2002

G.ACCION DEVELOPS DISTRIBUTION CENTER FOR PROCTER & GAMBLE IN MEXICO

G.Accion S.A. de C.V. ("G.Acción") (BMV: GACCIONB, OTC: GACCIB), announced today that together with AMB Property Corporation is developing a 771,00 sq. ft. distribution center for *Procter & Gamble Manufactura, S. de R.L. de C.V.*, a subsidiary of the Procter & Gamble Company.

This facility, located in the northern suburbs of Mexico City in the San Martin Obispo Industrial Park, is expected to be completed by December 2002. This location is preferred by international companies because of its proximity to major highways including the "NAFTA Highway" which links Mexico with the U.S.

G.Accion's CEO, Luis Gutiérrez, stated: "We are proud to announce our first joint investment with AMB, just months after announcing our strategic partnership. This transaction marks the beginning of a long term relationship to supply high-quality real estate solutions for Mexican-based companies."

"We are pleased with our first venture into an international market, are confident in our alliance partner's track record and market knowledge and look forward to completing this project together," added AMB Property Corporation's President, W. Blake Baird. "Mexico is a logical place to begin our international development efforts because of its large domestic and export markets, its growth in manufacturing and proximity to North America. Despite the recent economic slowdown, distribution within Mexico and trade with the U.S. have shown evidence of strong long-term growth," Baird continued.

G.Accion and AMB Property Corporation announced their strategic alliance on April 8, 2002. Under this venture, AMB will invest capital in selected projects and receive a 90% ownership position; G. Accion will receive a 10% ownership interest in the projects.

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G.Accion is Mexico's leading real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity. The Company's total portfolio of properties reached 5.6 million square feet as of March 31, 2002.

AMB Property Corporation (NYSE: AMB) is a leading owner and operator of industrial real estate nationwide. As of June 30, 2002 AMB owned, managed and had renovation and development projects totaling 95.8 million square feet and 1,037 buildings in 27 metropolitan markets.

For Immediate Release

G.ACCION

G.ACCION ANNOUNCES DEBT REFINANCING

Mexico City, October 17, 2002 -- G.Accion S.A. de C.V. (BMV: GACCIONB), announced today that the company has refinanced 100% of its long-term dollar denominated debt with GE Capital.

G.Accion's agreement with GE Capital Real Estate is to restructure its dollar denominated debt within the current industrial and office portfolio, under the following conditions:

- US$20 million of additional proceeds
- Reduction of weighted average spread
- Extension of principal amortization schedule

This debt restructure will allow the Company to free cash flow from its existing debt service with GE Capital, which amounts to approximately US$5 million per annum, under the current interest rate levels.

Under these new financing conditions, G.Accion will reduce its debt service by 21% under current interest levels.

Hector Ibarzabal, G.Accion's CFO stated, "Our strategy in terms of our financial structure is yielding results and benefiting our shareholders as it enables us to take advantage of the debt market's current conditions. This agreement with GE Capital gives G.Accion the opportunity to free cash flow used to service debt payments, thus allowing the Company to take advantage of and optimize those proceeds by investing in new opportunities in the Mexican real estate market."

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About the Company
G.Accion is Mexico's leading provider of real estate solutions through the leasing of industrial properties and corporate offices to multinational companies under dollar-denominated contracts.

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825

In New York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693